The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148769
Subject to Completion. Dated January 24, 2008.
Prospectus Supplement to Prospectus dated January 18, 2008.

  Depositary Shares

National City Corporation
Each Representing 1/4,000th Interest in a Share of
    % Fixed-to-Floating Rate Non-Cumulative Preferred Stock,
Series F

Each of the   depositary shares offered hereby, or “Depositary Share ”, represents a 1/4,000th ownership interest in a share of perpetual    % Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F, $100,000 liquidation preference per share, or “Preferred Stock ”, of National City Corporation, deposited with Wilmington Trust Company, as depositary. The Depositary Shares are evidenced by depositary receipts. As a holder of Depositary Shares, you are entitled to all proportional rights and preferences of the Preferred Stock (including dividend, voting, redemption and liquidation rights). You must exercise such rights through the depositary.

Holders of the Preferred Stock will be entitled to receive dividend payments quarterly in arrears on each February 1, May 1, August 1 and November 1, commencing on May 1, 2008, only when, as and if declared by our board of directors or a duly authorized committee of the board from funds legally available. Any such dividends will be payable on a non-cumulative basis as follows: (1) from the original issue date to (but not including) February 1, 2013, at a rate per annum equal to     %, and (2) thereafter, at a rate per annum equal to Three-Month LIBOR for the related dividend period plus     %. If a dividend payment date prior to February 1, 2013 is not a business day, the applicable dividend shall be paid on the first business day following that day without adjustment. If any day on or after February 1, 2013 that would otherwise be a dividend payment date is not a business day, then the next business day will be the applicable dividend payment date.

In the event dividends are not declared on the Preferred Stock for payment on any dividend payment date, then those dividends will not be cumulative and will cease to accrue and be payable. If we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for that dividend period, whether or not dividends on the Preferred Stock are declared for any future dividend period.

The Preferred Stock is not redeemable prior to February 1, 2013. On and after that date, the Preferred Stock will be redeemable at our option (subject to the limitations set forth under “Description of the Preferred Stock — Redemption” and “Replacement Capital Covenant”), in whole or in part, at a redemption price of $100,000 per share (equivalent to $25 per Depositary Share), plus declared and unpaid dividends without regard to any undeclared dividends.

The Preferred Stock has no stated maturity, is not subject to any sinking fund and will remain outstanding unless redeemed. The Preferred Stock will not have voting rights, except as set forth under “Description of the Preferred Stock — Voting Rights”. A holder of Depositary Shares will be entitled to direct the depositary how to vote in such circumstances.

Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “       ”. Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

The Preferred Stock and the Depositary Shares are not deposits or other obligations of any bank and are not insured by the FDIC or any other governmental agency.

See “Risk Factors” beginning on page S-7 of this prospectus supplement to read about factors you should consider before buying the Depositary Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Depositary	Discounts and
	Share	Commissions	Total

Initial public offering price	$	$	$
Proceeds, before expenses and commissions, to National City Corporation	$	$	$

The initial public offering price does not include accrued dividends, if any, that may be declared. Dividends, if declared, will accrue from the original issue date, expected to be January   , 2008.

To the extent that Goldman, Sachs & Co. sells more than      Depositary Shares, Goldman, Sachs & Co. has the option to purchase up to an additional      Depositary Shares from National City Corporation at the initial public offering price less the applicable discount.

Goldman, Sachs & Co. expects to deliver the Depositary Shares in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on January   , 2008.
Goldman, Sachs & Co.
Sole Bookrunner and Sole Structuring Coordinator

Prospectus Supplement dated January  , 2008.

Prospectus Supplement

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the Depositary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the offering. The second part is the prospectus, which describes more general information, some of which may not apply to the offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “National City”, “we”, “us”, “our” or similar references mean National City Corporation and its successors and references to “National City Bank” mean National City Bank or its successor.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

Unless otherwise indicated, currency amounts in this prospectus supplement are stated in U.S. dollars.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and in the documents referred to in this prospectus supplement and which are made available to the public. We have not, and Goldman, Sachs & Co. has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and Goldman, Sachs & Co. is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of Goldman, Sachs & Co., to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements. Forward-looking statements, written or oral, provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

Risks and uncertainties that could cause actual results to differ materially include, without limitation, our ability to effectively execute our business plans; changes in general economic and financial market conditions, including the stock market, and residential and commercial real estate markets; changes in interest rates; changes in the competitive environment; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; losses, customer bankruptcies, claims and assessments; changes in banking regulations or other regulatory or legislative requirements affecting our business; the timing, pricing and effects on National City of Visa Inc.’s proposed initial public offering; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies.

Additional information concerning factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements is available in our annual report on Form 10-K for the year ended December 31, 2006, and subsequent filings with the United States Securities and Exchange Commission, or “SEC ”. Copies of these filings are available at no cost on the SEC’s Web site at www.sec.gov or on our Web site at www.nationalcity.com. We are not incorporating any information from our Web site into this prospectus supplement or the accompanying prospectus. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

S-iii

SUMMARY INFORMATION

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the Depositary Shares representing interests in the Preferred Stock. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” section and the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus.

About National City Corporation

National City Corporation is a financial holding company headquartered in Cleveland, Ohio. National City operates through an extensive distribution network in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, Pennsylvania and Wisconsin, and also conducts selected consumer lending and other financial services businesses on a nationwide basis. National City’s primary businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. Operations are primarily conducted through more than 1,400 branch banking offices located within a nine-state footprint and over 450 wholesale and retail mortgage offices located throughout the United States. Including its subsidiaries, National City had 34,024 full-time-equivalent employees at September 30, 2007. As of September 30, 2007, National City’s consolidated total assets were approximately $154.2 billion and its total stockholders’ equity was approximately $13.8 billion. Based on asset size, National City is one of the largest commercial banking organizations in the United States.

National City’s principal banking subsidiary is National City Bank. National City is a legal entity separate and distinct from National City Bank and National City’s other subsidiaries.

Our common stock is traded on the New York Stock Exchange under the ticker symbol “NCC”. Our principal executive offices are located at 1900 East Ninth Street, Cleveland, Ohio 44114. Our telephone number is (216) 222-2000.

Depositary

The depositary for the Depositary Shares will be Wilmington Trust Company.

The Offering

This summary includes questions and answers that highlight selected information from this prospectus supplement to help you understand the Preferred Stock and the Depositary Shares.

Concurrently with the offering of the Depositary Shares, we are offering to the public $1,250,000,000 (or up to $1,437,500,000 if Goldman, Sachs & Co. exercises its overallotment option in full) of our 4.0% Convertible Senior Notes due 2011, or “Convertible Notes”, which are convertible into our common stock. We refer to that offering herein as the “Notes offering”. Also, we are offering to the public $400,000,000 of 12.000% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities, or “Normal APEX”, which represent beneficial interests in National City Preferred Capital Trust I, a Delaware statutory trust. We refer to that offering herein as the “APEX offering”. The aggregate amount of Normal APEX being offered in the APEX offering could be increased to $460,000,000 if Goldman, Sachs & Co., as the underwriter in the APEX offering, exercises its option to purchase additional Normal APEX in full.

The concurrent Notes offering and the APEX offering are being conducted as separate public offerings by means of a separate prospectus supplement in each offering. The offering of the Depositary Shares is not contingent upon the concurrent Notes offering or the APEX offering and the concurrent Notes offering and APEX offering are not contingent on the offering of the Depositary Shares. We currently anticipate raising approximately $      million (or $        million if Goldman,

Sachs & Co. exercises in full its options to purchase additional Convertible Notes in the Notes offering, additional Depositary Shares in this offering, and additional Normal APEX in the APEX offering) in aggregate gross proceeds from these three offerings, as described under “What are our expected uses of proceeds from the offering of the Depositary Shares, the Notes offering and the APEX offering?” However, the proceeds raised in each offering may vary based on market conditions related to that specific security.

What are the Depositary Shares?

Each Depositary Share is a 1/4,000th interest in a share of the Preferred Stock. Each holder of a Depositary Share will be entitled, through the depositary, in proportion to the applicable fraction of a share of the Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

What are the basic terms of the Preferred Stock?

Declaration of Dividends, etc.  Holders of shares of Preferred Stock will be entitled to receive non-cumulative cash dividends, only when, as and if declared by National City’s board of directors (or a duly authorized committee of the board) from funds legally available, payable at the applicable dividend rate applied to the liquidation preference per share of Preferred Stock, calculated on each share from the original issue date as described under “— Dividend Rate” below.

Dividend Rate.  Any dividends on shares of Preferred Stock will be calculated as follows: (a) prior to February 1, 2013, at a rate per annum equal to     %, and (b) thereafter, at a rate per annum that will be reset quarterly and will equal Three-Month LIBOR for the related Dividend Period plus     %. Any dividends will be calculated prior to February 1, 2013 based on a 360-day year consisting of 12 30-day months and thereafter based on the actual number of days in the Dividend Period using a 360-day year.

Dividend Payment Dates.  The dividend payment dates for the Preferred Stock, or “Dividend Payment Dates”, are February 1, May 1, August 1 and November 1 of each year, commencing on May 1, 2008. If a Dividend Payment Date prior to February 1, 2013 is not a business day, the applicable dividend shall be paid on the next business day, without adjustment to the dividend payable for the relevant Dividend Period. If any day on or after February 1, 2013 that would otherwise be a Dividend Payment Date is not a business day, then the next business day will be the applicable Dividend Payment Date.

Ranking.  With respect to the payment of dividends and the amounts to be paid upon liquidation, the Preferred Stock will rank:

•	senior to National City’s common stock and all other equity securities designated as ranking junior to the Preferred Stock; and

•	at least equally with all other equity securities designated as ranking on a parity with the Preferred Stock with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of National City. The Preferred Stock will be designated as ranking on a parity with National City’s outstanding Series D Non-Voting Convertible Preferred Stock, $100 liquidation value per share, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of National City. The Series D Preferred Stock had an aggregate liquidation preference outstanding at December 31, 2007 of $7,027,200.

If we pay a partial dividend or skip a dividend payment on the Preferred Stock at any time, we will be subject to the restrictions under “— When can we skip dividend payments on the Preferred Stock?” below.

Redemption.  The Preferred Stock is not redeemable prior to February 1, 2013. On that date or on any date after that date (but subject to the limitations described under “Description of the Preferred Stock — Redemption” and “Replacement Capital Covenant” below), the Preferred Stock is redeemable solely at National City’s option, in whole or in part, at a redemption price equal to

$100,000 per share, plus any declared and unpaid dividends without regard to any undeclared dividends. The Preferred Stock will not be subject to any sinking fund or other obligation of National City to redeem, repurchase or retire the Preferred Stock.

Our right to redeem or repurchase shares of Preferred Stock is subject to important limitations, including the following:

•	Under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock currently is subject to prior approval of the Federal Reserve.

•	We are making a covenant in favor of certain debt holders limiting, among other things, our right to redeem or repurchase shares of Preferred Stock, as described under “— Are there limitations on our right to redeem the Preferred Stock?”

See “Risk Factors — Risks related to the Depositary Shares and Preferred Stock — Investors should not expect National City to redeem the Preferred Stock on the date it first becomes redeemable or on any particular date after it becomes redeemable”.

Liquidation.  Upon National City’s voluntary or involuntary liquidation, dissolution or winding-up, holders of the Preferred Stock are entitled to receive out of National City’s assets that are available for distribution to shareholders, before any distribution is made to holders of common stock or other equity securities designated as ranking junior to the Preferred Stock, a liquidation distribution in the amount of $100,000 per share, plus any declared and unpaid dividends, including, if applicable, a pro rata portion of any declared and unpaid dividends for the then-current Dividend Period to the date of liquidation, without regard for any undeclared dividends. Distributions will be made pro rata as to the Preferred Stock and any other equity securities designated as ranking on a parity with the Preferred Stock with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of National City and only to the extent of National City’s assets, if any, that are available after satisfaction of all liabilities to creditors.

Voting Rights.  Holders of the Preferred Stock will have no voting rights, except as provided below or as otherwise provided by applicable law.

If and when dividends payable on the Preferred Stock or on any other class or series of stock of National City, whether bearing dividends on a non-cumulative or cumulative basis but otherwise ranking on a parity with the Preferred Stock as to payment of dividends and that have comparable voting rights, referred to as “Voting Parity Stock”, shall have not been declared and paid (i) in the case of the Preferred Stock and Voting Parity Stock bearing non-cumulative dividends, in full for at least six quarterly dividend periods or their equivalent (whether or not consecutive), or (ii) in the case of Voting Parity Stock bearing cumulative dividends, in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting National City’s board of directors will be increased by two and the holders of shares of Preferred Stock, together with the holders of all other affected classes and series of Voting Parity Stock, voting as a single class, shall be entitled to elect the two additional directors at any annual or special meeting of shareholders called for the purpose of electing directors or any special meeting of holders of shares of Preferred Stock and holders of Voting Parity Stock. In the case of the Preferred Stock and any other affected class or series of preferred stock that bears dividends on a non-cumulative basis, these voting rights shall continue until full dividends have been paid for at least one year. In the case of any class or series of preferred stock that bears dividends on a cumulative basis, these voting rights shall continue until cumulative dividends have been paid in full.

Unless we amend our Certificate of Incorporation to require different classes and series of preferred stock to vote in proportion to their respective liquidation preferences when voting together with the Preferred Stock as a single class, so long as any shares of Preferred Stock have been issued and are outstanding, we have agreed not to issue Voting Parity Stock with a liquidation preference that is less than $100,000 per share. We have no obligation to propose such an amendment, and the holders of the Preferred Stock would not be entitled to vote on any such amendment if we do propose it.

So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Certificate of Incorporation:

•	Creation of Senior Stock. The vote or consent of the holders of at least two-thirds of the outstanding shares of Preferred Stock and any other class or series of preferred stock ranking on a parity with, or junior to, the Preferred Stock with respect to payment of dividends and distribution of assets on our liquidation at the time outstanding (other than Series D Preferred Stock and any excluded classes, as defined under “Description of the Preferred Stock — Voting Rights”), voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or authorizing any amendment of our Certificate of Incorporation to authorize, or increase the authorized amount of, any shares of any class or series of capital stock ranking senior to the Preferred Stock with respect to the payment of dividends or the distribution of assets on our liquidation; in addition, if any series of outstanding preferred stock is more adversely affected by such amendment than the other series, the amendment must also be approved by the two-thirds vote of such series;

•	Amendment of Certificate of Incorporation. The vote or consent of the holders of at least a majority of the outstanding shares of Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or authorizing any amendment of our Certificate of Incorporation or by-laws that would alter or change the voting powers, preferences or special rights of the Preferred Stock so as to affect them adversely; provided that the amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of any shares of any class or series or any securities convertible into shares of any class or series of other equity securities designated as ranking on a parity with the Preferred Stock as to payment of dividends (“Dividend Parity Stock”), any junior stock or other capital stock of ours ranking on a parity with the Preferred Stock in the distribution of assets on our liquidation, dissolution or winding-up shall not be deemed to affect adversely the voting powers, preferences or special rights of the Preferred Stock; and

•	Certain Mergers and Consolidations. The vote or consent of the holders of at least a majority of the outstanding shares of Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or authorizing any merger or consolidation of us with or into any entity other than a corporation, or any merger or consolidation of us with or into any other corporation if we are not the surviving corporation in such merger or consolidation and if the Preferred Stock is changed in such merger or consolidation into anything other than a class or series of preferred stock of the surviving or resulting corporation, or a corporation controlling such corporation, having voting powers, preferences and special rights that, if such change were effected by amendment of our Certificate of Incorporation, would not require a vote of the holders of the Preferred Stock under either of the preceding paragraphs.

Maturity.  The Preferred Stock does not have any maturity date, and National City is not required to redeem the Preferred Stock. Holders of Preferred Stock have no right to require National City to redeem the Preferred Stock. Accordingly, the Preferred Stock will remain outstanding indefinitely, unless and until National City decides to redeem it. Under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock currently is subject to prior approval of the Federal Reserve.

Preemptive Rights.  Holders of shares of Preferred Stock will have no preemptive rights.

Are there limitations on our right to redeem the Preferred Stock?

At or prior to the initial issuance of the Depositary Shares, we will enter into a replacement capital covenant, referred to as the “Replacement Capital Covenant”, relating to the Depositary Shares and the shares of Preferred Stock. The Replacement Capital Covenant only benefits holders of Covered Debt, as defined under “Replacement Capital Covenant”, and is not enforceable by holders of the Depositary Shares or the Preferred Stock. However, the Replacement Capital Covenant could preclude us from repurchasing the Depositary Shares or redeeming shares of Preferred Stock at a time when we might otherwise wish to repurchase the Depositary Shares or redeem shares of Preferred Stock.

In the Replacement Capital Covenant, we covenant that neither we nor any of our subsidiaries will redeem or purchase the Depositary Shares or the Preferred Stock prior to the date that is 10 years after the original issue date (or the earlier termination of the Replacement Capital Covenant), except in either case to the extent:

•	we have obtained the prior approval of the Federal Reserve, if such approval is then required by the Federal Reserve, and

•	the total redemption or purchase price is equal to or less than the sum, as of the date of redemption or repurchase, of

•	133.33% of the aggregate amount of

•	net cash proceeds we or our subsidiaries have received from the issuance and sale of common stock and rights to acquire common stock of National City, and

•	the market value of common stock of National City that we or our subsidiaries have delivered (1) in connection with the conversion or exchange of any securities of National City or any subsidiary for which neither we nor any subsidiary have received previous equity credit from a nationally recognized statistical rating organization or (2) as consideration for property or assets in an arm’s length transaction, plus

•	100% of the aggregate net cash proceeds we or our subsidiaries have received from the issuance of certain other specified securities that have equity-like characteristics that satisfy the requirements of the Replacement Capital Covenant and are the same as, or more equity- like than, the applicable characteristics of the Preferred Stock at that time, in each case during the 180 days prior to the date of such purchase or the date we give notice of such redemption.

Additionally, under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock currently is subject to prior approval of the Federal Reserve.

When can we skip dividend payments on the Preferred Stock?

We may pay a partial dividend or skip a dividend payment on the Preferred Stock at any time. During any Dividend Period, so long as any shares of Preferred Stock remain outstanding, unless the full dividends for the then-current Dividend Period on all outstanding shares of Preferred Stock have been paid, or declared and funds set aside therefor, no dividend whatsoever shall be declared on any junior stock, other than a dividend payable solely in junior stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration (other than as a result of reclassification of junior stock for or into junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock), nor will we pay to or make available any monies for a sinking fund for the redemption of, any junior stock unless we have paid full dividends on the Preferred Stock for the most recently-completed Dividend Period. However, the foregoing provisions shall not restrict the ability of any of our affiliates to engage in any market-making transactions in our junior stock in the ordinary course of business.

On any Dividend Payment Date for which full dividends are not paid, or declared and funds set aside therefor, upon the Preferred Stock and any Dividend Parity Stock, all dividends paid or declared for payment on that Dividend Payment Date with respect to the Preferred Stock and the Dividend Parity Stock shall be shared:

•	first ratably by the holders of any shares of such other series of Dividend Parity Stock who have the right to receive dividends with respect to Dividend Periods prior to the then-current Dividend Period, in proportion to their respective amounts of the undeclared and unpaid dividends relating to prior Dividend Periods; and

•	thereafter by the holders of the shares of Preferred Stock and the Dividend Parity Stock on a pro rata basis.

The right of holders of the Preferred Stock to receive dividends is non-cumulative. If our board of directors does not declare a dividend on the Preferred Stock or declares less than a full dividend in respect of any Dividend Period, the holders of the Preferred Stock will have no right to receive any dividend or a full dividend, as the case may be, for that Dividend Period, and we will have no obligation to pay a dividend or to pay full dividends for that Dividend Period, whether or not dividends are declared and paid for any future Dividend Period with respect to the Preferred Stock or any other class or series of our authorized preferred stock.

What are the U.S. federal income tax consequences related to the Depositary Shares?

Any distribution with respect to the Depositary Shares that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will constitute a dividend and will be includible in income by you when paid. Any such dividend will be eligible for the dividends received deduction if you are an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction.

What are our expected uses of proceeds from the offering of the Depositary Shares, the Notes offering and the APEX offering?

We expect to receive net proceeds from the offering of the Depositary Shares of approximately $               , or $                if Goldman, Sachs & Co. exercises its option to purchase up to           additional Depositary Shares, after underwriting commissions and expenses. We expect to receive net proceeds from the concurrent Notes offering of approximately $1.22 billion, assuming Goldman, Sachs & Co. does not exercise its option to purchase an additional principal amount of Convertible Notes, after underwriting commissions and expenses. We expect to receive net proceeds from the concurrent APEX offering of approximately $393.5 million, assuming Goldman, Sachs & Co. does not exercise its option to purchase additional Normal APEX, after underwriting commissions and expenses. We intend to use the net proceeds of the offering of the Depositary Shares and of the APEX offering for general corporate purposes, including to increase our liquidity and to increase our capital and that of National City Bank. We intend to use a portion of the net proceeds of the Notes offering to repay certain indebtedness and to pay the cost of certain Convertible Notes hedge transactions that we expect to enter into, and the remainder for general corporate purposes. The precise amounts and timing of the application of proceeds will depend on the requirements of National City and its subsidiaries and affiliates.

Where will the Depositary Shares be listed for trading?

We will apply to list the Depositary Shares on the New York Stock Exchange under the symbol “     ”. If the listing is approved, trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the original issue date of the Depositary Shares.

RISK FACTORS

An investment in the Depositary Shares is subject to certain risks. You should carefully review the following risk factors and other information contained in this prospectus supplement and in documents incorporated by reference in the accompanying prospectus before deciding whether this investment is suited to your particular circumstances.

Risks Related to Our Business

Weakness in the real estate market, including the secondary residential mortgage loan markets have adversely affected us and may continue to adversely affect us.

Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae and Freddie Mac loans. At December 31, 2007, we held approximately $1.0 billion of loans available for sale that were not eligible for purchase by these agencies. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans that we hold, mortgage loan originations and gains on sale of mortgage loans. Declining real estate prices and higher interest rates have caused higher delinquencies and losses on certain mortgage loans, particularly second lien mortgages and home equity lines of credit and especially those that have been sourced from brokers that are outside the footprint of our branch bank network. These trends could continue. These conditions have resulted in losses, write downs and impairment charges in our mortgage business, especially in the fourth quarter of 2007, and we have curtailed various product offerings and limited our mortgage originations generally to Fannie Mae and Freddie Mac eligible mortgages. See “Recent Developments” on page S-13. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of job losses, interest rate resets on adjustable rate mortgage loans or other factors could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which would adversely affect our financial condition or results of operations. In the event our allowance for loan losses is insufficient to cover such losses, our earnings, capital and parent company liquidity could be adversely affected further.

Our real estate portfolios are exposed to weakness in the U.S. housing markets and the overall state of the economy.

The declines in home prices in many markets across the U.S., along with the reduced availability of mortgage credit, have resulted in sharp increases in delinquencies and losses in our portfolios of broker-originated, out-of-footprint home equity lines and loans, nonprime mortgages, and loans related to residential real estate construction and development. Further declines in home prices coupled with an economic recession and associated rises in unemployment levels could drive losses beyond that which is provided for in the allowance for loan losses. In that event, our earnings and capital could be adversely affected.

The residential mortgage loan market and business have adversely affected our credit rating.

On November 6, 2007, Fitch Ratings reduced our long-term issuer default rating to A+ (outlook negative) from AA−, and our short-term issuer default rating to F-1 from F-1+, due to our exposure to mortgage, home equity and construction lending. On January 8, 2008, Moody’s Investors Service, Inc., while affirming National City Bank’s top short-term rating of P-1, placed virtually all of the long-term debt and financial strength ratings of National City Corporation and its subsidiaries on review for possible downgrade pending the rating agency’s assessment as to the sufficiency of our allowances in absorbing potential losses in the residential and commercial mortgage sectors. The decrease, and potential decreases, in our credit ratings could limit our access to the capital markets, increase the cost of our debt and adversely affect our liquidity and financial condition. Further downgrades of our credit ratings could adversely affect the market value of the Depositary Shares and our debt securities. Also, on November 12, 2007, Fitch Ratings reduced our residential mortgage servicer rating one notch from RPS1− to RPS2+ with respect to prime and alt-a mortgages. This decrease in our servicer rating is not expected to adversely affect the terms of our future residential mortgage securitizations or our continuing role as a mortgage servicer in existing transactions, but further decreases in our servicer rating could cause such an adverse effect on future securitizations and the loss of mortgage servicing rights.

Our allowance for loan losses may prove inadequate or we may be negatively affected by credit risk exposures.

Our business depends on the creditworthiness of our customers. We periodically review our allowance for loan losses for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and nonperforming assets. We cannot be certain that our allowance for loan losses will be adequate over time to cover credit losses in our portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets. If the credit quality of our customer base materially decreases, if the risk profile of a market, industry or group of customers changes materially, or if our allowance for loan losses is not adequate, our business, financial condition, including our liquidity and capital, and results of operations could be materially adversely affected.

If Visa Inc. is unable to consummate its initial public offering on the terms currently contemplated, we will not receive expected proceeds from such offering.

Visa Inc. (“Visa”) filed a registration statement with the Securities and Exchange Commission on November 9, 2007 to sell its common stock in an initial public offering. If Visa’s offering is successfully completed, we currently anticipate that we, as a selling stockholder, will receive proceeds from the offering. However, there is no assurances that Visa will be able to complete an initial public offering on the terms currently contemplated by its registration statement or at all. If the number of shares or the price per share of Visa’s offering are less than Visa currently anticipates selling or if the Visa offering is not completed, we could be adversely affected and we may not realize proceeds sufficient to cover the indemnity liabilities we accrued to Visa in 2007 in respect of third-party litigation.

We could experience difficulties in managing our growth and effectively integrating our acquisitions.

We regularly review potential acquisition opportunities. We acquired Harbor Florida Bancshares, Inc. and Fidelity Bankshares, Inc. in December 2006 and January 2007, respectively, and acquired MAF Bancorp in Clarendon Hills, Illinois in September 2007. We cannot assure you that we will be able to manage our growth adequately and profitably or to integrate the operations of Harbor, Fidelity, MAF Bancorp or any other acquisition effectively. Risks commonly associated with acquisitions include, without limitation, potential exposure to liabilities of the acquired entity, the difficulty and expense of integrating the operations and personnel of the acquired entity, potential disruption to the business of the acquired entity, potential diversion of management time and attention from other matters and impairment of relationships with, and the possible loss of, key employees and customers of the acquired entity.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

Our ability to compete and our profitability depend in part on our ability to provide a range of financial services through a variety of distribution channels to our customers. Many of our competitors, with whom we compete with to attract and retain customers for traditional banking services, offer one-

stop financial services shopping, which includes securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies. The increasingly competitive environment primarily is a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.

Future governmental regulation and legislation could limit our future growth.

We and our subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations and of our subsidiaries. These laws may change from time to time and are, together with banking regulation and supervision, primarily intended for the protection of consumers, depositors and the deposit insurance funds. The effects of any changes to these laws may negatively affect the cost and manner of providing our services and our profitability.

Changes in interest rates could reduce our income and cash flows.

Our income and cash flows depend to a great extent on the difference between the interest rates earned on our interest-earning assets such as loans and investment securities, and the interest rates paid on our interest-bearing liabilities such as deposits and other borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and the fiscal and monetary policies of various governmental agencies, in particular, the Federal Reserve. Changes in monetary policy and changes in interest rates will affect loan origination values, the values of our investments and other assets, the volume of our deposits and other borrowings and the rates received on loans and investment securities and the rates paid on our deposits and other borrowings and our resulting margin. Fluctuations in these areas may adversely affect us.

Our results of operations and ability to make distributions to our securities holders depend upon the results of operations of our subsidiaries.

We are a holding company that is a separate and distinct entity from our subsidiaries. We conduct substantially all of our operations through National City Bank, our principal subsidiary bank, and our other subsidiaries. As a result, our ability to pay dividends on the Preferred Stock will depend primarily upon the receipt of dividends and other distributions from our subsidiaries, especially National City Bank.

Federal banking laws limit the amount of dividends that may be paid by national banks to the earnings of the current year and the last two years without prior regulatory approval. National City Bank and our other subsidiaries must also meet applicable capital requirements. At December 31, 2007, due to the losses and charges incurred in 2007, especially in the fourth quarter, National City Bank could pay us an aggregate of approximately $106 million in dividends without prior regulatory approval, compared to $954 million at December 31, 2006 and $1.9 billion at December 31, 2005. See “Regulatory Considerations”.

Federal banking authorities may restrict distributions on or redemptions of the Preferred Stock.

Federal banking authorities have the right to supervise and examine us and our subsidiaries. Such supervision and examination is intended primarily for the benefit of depositors and not for holders of our securities. The Comptroller of the Currency has the authority to restrict the payment of dividends and other payments from National City Bank and our other national bank subsidiaries to us. The Federal Reserve also has the authority to restrict or prohibit the payment of dividends on our common stock and distributions on our securities, including on the Preferred Stock. Such actions, if taken, could cause us to skip dividend payments on the Preferred Stock and could adversely affect our ability to sell our common stock or other securities. Any redemptions or repurchases of Preferred Stock are, under current rules, subject to prior Federal Reserve approval.

Additional risks and uncertainties could have a negative effect on our financial performance.

Additional factors could negatively affect the financial condition and results of operations of us and our subsidiaries, securities issued by us and our common stock. Such factors include, without limitation, changes in general economic, financial and other market conditions, changes in securities analysts’ estimates of financial performance, volatility of securities market prices and volumes, rumors or erroneous information, changes in market valuations of similar companies, changes in interest rates, new developments or exceptions regarding the financial services banking industry, changes in quarterly or annual operating results or outlook, changes in competitive conditions, continuing consolidation in the financial services industry, new litigation or changes in existing litigation, regulatory actions and changes in rules or policies, changes in accounting policies and procedures, losses and customer bankruptcies, claims and assessments.

Risks Related to the Depositary Shares and Preferred Stock

In purchasing the Depositary Shares in the offering, you are making an investment decision with regard to the Preferred Stock.

As described in this prospectus supplement, we are issuing fractional interests in shares of Preferred Stock in the form of Depositary Shares. Accordingly, the depositary will rely on the payments it receives on the Preferred Stock to fund all payments on the Depositary Shares. You should carefully review the information in the accompanying prospectus and in this prospectus supplement regarding both of these securities.

The Preferred Stock is equity and is subordinate to all of our existing and future indebtedness, and our ability to declare dividends on the Preferred Stock may be limited.

Shares of Preferred Stock are equity interests in National City and do not constitute indebtedness. As such, shares of Preferred Stock will rank junior to all indebtedness and other non-equity claims on National City with respect to assets available to satisfy claims on National City, including in a liquidation of National City. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Preferred Stock (1) dividends are payable only when and if declared by our board of directors and (2) as a corporation, we are subject to restrictions on payments of dividends and the redemption price out of lawfully available funds.

Also, as a bank holding company, National City’s ability to declare and pay dividends is dependent on certain federal regulatory considerations. National City is an entity separate and distinct from its principal subsidiary, National City Bank, and depends upon dividends from National City Bank to meet its obligations to pay the principal of and interest on its outstanding debt obligations and corporate expenses. National City has issued and outstanding debt securities under which we may defer interest payments from time to time, but in that case we would not be permitted to pay dividends on any of our capital stock, including the Preferred Stock, during the deferral period. See “Regulatory Considerations”.

Investors should not expect National City to redeem the Preferred Stock on the date it first becomes redeemable or on any particular date after it becomes redeemable.

The Preferred Stock is a perpetual equity security. The Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors. By its terms, the Preferred Stock may be redeemed by us at our option either in whole or in part at any time on or after February 1, 2013. Any decision we may make at any time to propose a redemption of the Preferred Stock will depend, among other things, upon our evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, liquidity, earnings and growth strategy, as well as general market and interest conditions at such time. Our right to redeem the Preferred

Stock once issued is subject to two important limitations, as described below. Accordingly, investors should not expect us to redeem the Preferred Stock on the date it first becomes redeemable or on any particular date thereafter.

First, under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock currently is subject to prior approval of the Federal Reserve. There can be no assurance that the Federal Reserve will approve any redemption of the Preferred Stock that we may propose.

Second, at or prior to initial issuance of the Depositary Shares, we are entering into the Replacement Capital Covenant, which will limit our right to repurchase the Depositary Shares and to redeem or repurchase the Preferred Stock. In the Replacement Capital Covenant, we covenant that neither we nor any of our subsidiaries will redeem or repurchase the Depositary Shares or the Preferred Stock prior to the date that is 10 years after the original issue date of the Depositary Shares except to the extent that the total redemption or purchase price is equal to or less than designated percentages of the net cash proceeds that we or our subsidiaries have received during the 180 days prior to the date of such purchase or the date we give notice of such redemption from the issuance of our common stock, certain qualifying non-cumulative perpetual preferred stock satisfying the requirements of the Replacement Capital Covenant or other securities with certain equity-like characteristics or the market value of certain issuances of our common stock and we have obtained prior approval of the Federal Reserve, if such approval is then required by the Federal Reserve for repurchases of the Depositary Shares or redemption of the Preferred Stock.

Our ability to raise proceeds from qualifying securities during the relevant period will depend on, among other things, market conditions at such time as well as the acceptability to prospective investors of the terms of such qualifying securities. Accordingly, there could be circumstances where we would wish to redeem or repurchase some or all of the Preferred Stock and sufficient cash is available for that purpose, but we are restricted from doing so because we have not been able to obtain proceeds from qualifying securities sufficient for that purpose.

Dividends on the Preferred Stock will be non-cumulative.

Dividends on the Preferred Stock will be non-cumulative. Consequently, if our board of directors (or an authorized committee), in its discretion, does not authorize and declare a dividend for any Dividend Period, holders of the Depositary Shares would not be entitled to receive a distribution in respect of any such dividend, and any such unpaid dividend will cease to accrue and be payable. We will have no obligation to pay dividends accrued for a Dividend Period after the Dividend Payment Date for that period if our board of directors or a duly authorized committee thereof has not declared such dividend before the related Dividend Payment Date, whether or not dividends are declared for any subsequent Dividend Period with respect to the Preferred Stock or any other preferred stock we may issue.

Holders of the Preferred Stock and the Depositary Shares will have limited voting rights.

Holders will have limited voting rights in the event of non-payments of dividends under certain circumstances and with respect to certain fundamental changes in the terms of the Preferred Stock, certain other matters or as otherwise required by law, as described under “Description of the Preferred Stock — Voting Rights”. Holders of Depositary Shares would instruct the depositary how to vote in such circumstances.

General market conditions and unpredictable factors could adversely affect market prices for the Depositary Shares.

There can be no assurance about the market prices for the Depositary Shares. Several factors, many of which are beyond our control, will influence the market value of the Depositary Shares. Factors that might influence the market value of the Depositary Shares include:

•	whether we skip or are likely to skip dividends on the Preferred Stock from time to time;

•	our creditworthiness;

•	interest rates generally and expectations regarding changes in rates;

•	developments in the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the Depositary Shares that an investor purchases, whether in the offering or in the secondary market, may trade at a discount to their cost, and their value will fluctuate.

Holders of the Depositary Shares may be unable to use the dividends received deduction.

Distributions paid to corporate U.S. holders out of dividends on the Preferred Stock may be eligible for the dividends received deduction if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future taxable years for the distributions on the Preferred Stock to qualify as dividends for federal income tax purposes. See “Certain U.S. Federal Income Tax Consequences”. If any distributions on the Preferred Stock with respect to any taxable year are not eligible for the dividends received deduction because of insufficient current or accumulated earnings and profits, the market value of the Preferred Stock may decline.

The Preferred Stock and the related Depositary Shares may not have an active trading market.

The Preferred Stock and the related Depositary Shares are new issues with no established trading market. Although we will apply to have the Depositary Shares listed on the New York Stock Exchange, there is no guarantee that we will be able to list the Depositary Shares. Even if the Depositary Shares are listed, there may be little or no secondary market for the Depositary Shares. Even if a secondary market for the Depositary Shares develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial. We do not expect that there will be any separate public trading market for the shares of Preferred Stock except as represented by the Depositary Shares.

RECENT DEVELOPMENTS

The following presents selected unaudited financial data for National City for the three months and year ended December 31, 2007. Please see National City’s Current Report on Form 8-K filed January 22, 2008 for further unaudited information on its financial condition and operating results for the three months and full year ended December 31, 2007.

Fourth Quarter and Full Year 2007 Results of Operations

On January 22, 2008, we reported a fourth quarter 2007 net loss of $333 million, or $.53 per diluted share. The loss resulted from a large provision for credit losses, losses on mortgage loans held for sale, charges related to indemnification obligations arising from third-party litigation against Visa and our interest in Visa, and severance charges associated with employment reductions during the quarter. See “— Recent Legal Proceedings”. In addition, we recorded a charge of $181 million representing the impairment of goodwill associated with our mortgage business. The goodwill impairment charge reduced net income by $.26 per diluted share, but had no effect on our cash flows, tangible book value or regulatory capital. Net income for the full year in 2007 was $314 million, or $.51 per diluted share.

Net income for the fourth quarter of 2006 was $842 million, or $1.36 per diluted share, and net income for the full year 2006 was $2.3 billion, or $3.72 per diluted share. The 2006 results included a $622 million after-tax gain, approximately $1.00 per diluted share, on the sale of our former First Franklin mortgage origination and servicing platform, in the fourth quarter.

Net Interest Income and Margin.  Tax-equivalent net interest income was $1.1 billion for the fourth quarter of 2007, about equal to the preceding quarter, and down slightly compared with the fourth quarter of 2006. Average earnings assets were $134.1 billion for the fourth quarter of 2007, an increase of 5% compared to the third quarter of 2007, and 10% compared with the fourth quarter of 2006. Net interest margin was 3.30% for the fourth quarter of 2007, compared to 3.43% for the third quarter of 2007, and 3.73% in the fourth quarter of 2006. The lower margin in the fourth quarter of 2007 reflects higher LIBOR-based funding costs, narrower spreads on both commercial and consumer loans, and lower levels of noninterest-bearing funds compared to the fourth quarter a year ago.

For the full year, tax-equivalent net interest income was $4.4 billion, down approximately 5% compared to 2006. Average earning assets were $126.6 billion in 2007, up about 3% compared to 2006. Net interest margin was 3.49% in 2007 and 3.75% in 2006. The lower margin in 2007 is attributable to the same reasons as occurred in the fourth quarter of 2007.

Loans and Deposits.  Our average portfolio loans were $113.5 billion for the fourth quarter of 2007, compared with $104.4 billion for the third quarter of 2007, and $93.1 billion for the fourth quarter a year ago. Both the linked-quarter and year-over-year increases reflect growth in commercial loans, recent acquisitions, and transfers to portfolio of mortgage loans formerly held for sale. For the full year, average portfolio loans were $104.0 billion for 2007 and $99.4 billion for 2006. Average loans held for sale were $8.3 billion in the fourth quarter of 2007, down $4.3 billion compared to the immediately preceding quarter, and down $9.1 billion from the fourth quarter a year ago. This decrease reflects transfers of formerly held for sale mortgage loans to portfolio, lower levels of origination due to curtailment of certain mortgage products, as well as the sale of our former First Franklin unit in late 2006. For the full year, average loans held for sale decreased to $11.3 billion in 2007 compared to $13.5 billion in 2006.

Average total deposits were $98.3 billion in the fourth quarter of 2007, up $4.8 billion from the preceding quarter, and up $13.8 billion compared to the fourth quarter a year ago. Average core deposits, excluding mortgage escrow and custodial balances, were $83.4 billion in the fourth quarter of 2007, up $5.8 billion compared to the preceding quarter, and up $16.9 billion compared to the fourth quarter a year ago. Deposit balances have grown with recent acquisitions as well as continued

household growth and expansion. Average total deposits for the full year 2007 were $92.5 billion, up 11% compared to $83.5 billion in 2006.

Credit Quality.  The provision for loan losses was $691 million in the fourth quarter of 2007, compared with $368 million in the preceding quarter and $325 million in the fourth quarter of 2006. For the year, the provision was $1.3 billion in 2007 compared with $489 million in 2006. The larger provision in 2007 primarily reflects higher credit losses on liquidating portfolios of nonconforming mortgage and out-of-footprint home equity loans, as well as other mortgage loans.

Net charge-offs in the fourth quarter of 2007 were $275 million, compared with $141 million in the preceding quarter, and $128 million in the fourth quarter of last year. For the full year, net charge-offs were $661 million in 2007 compared with $442 million a year ago. Both the linked quarter and year-over-year increases in net charge-offs are primarily related to higher credit losses on residential mortgage and broker-sourced home equity loans from outside the territories served by our branch bank network. Declining real estate values and financial stress on borrowers have resulted in higher delinquencies and greater charge-offs in 2007. Nonperforming assets were $1.5 billion at December 31, 2007, up from $732 million a year ago, primarily due to a larger number of delinquent residential real estate loans.

As of December 31, 2007, the allowance for loan losses was $1.8 billion, or 1.52% of portfolio loans, compared to $1.1 billion, or 1.18% of portfolio loans, a year ago. The allowance has been increased to reflect estimated probable credit losses within the portfolio that have not yet reached charge-off thresholds.

Noninterest Income and Noninterest Expense.  Noninterest income was $597 million for the fourth quarter of 2007 and $2.6 billion for the full year. Disruptions in the mortgage markets led to additional losses and fair value write downs on loans held for sale in the fourth quarter of 2007.

Net loan sale (loss)/revenue was $(149) million in the fourth quarter of 2007 and $(74) million in the third quarter of 2007, versus $122 million in the fourth quarter a year ago. During the fourth quarter of 2007, further deterioration occurred in market values resulting in additional fair value write downs on loans held for sale. Substantially all originations of residential mortgage loans, outside of agency-eligible products, have now been curtailed. In addition, all prior originations of nonconforming mortgage and home equity loans, formerly held for sale, have been transferred to portfolio as of December 31, 2007 as a result of the weak or nonexistent secondary markets for such products.

For the year 2007 net loan sale (loss)/revenue was $(38) million in 2007 versus $766 million in 2006. Significant disruptions in the mortgage markets resulted in losses recognized on mortgage loans held for sale in the last half of 2007, which completely offset loan sale revenues from the first half of the year. Loan servicing revenue was $402 million in 2007 compared to $91 million in 2006. Growth in the servicing portfolio in 2007 offset $64 million of loan servicing revenue lost with the sale of First Franklin in late 2006. Net mortgage servicing rights hedging pretax gains /(losses), included within loan servicing revenue, were $36 million in 2007 versus $(294) million in 2006.

Noninterest expense was $1.6 billion in the fourth quarter of 2007, compared to $1.4 billion in the third quarter of 2007, and $1.2 billion in the fourth quarter a year ago. Noninterest expense for the fourth quarter of 2007 included a goodwill impairment loss of $181 million related to the mortgage business and additional accruals of $132 million for estimated indemnification losses related to third-party litigation against Visa. Noninterest expense for the preceding quarter included a Visa indemnification charge of $157 million, mortgage asset impairments of $44 million, and a probable litigation settlement of $25 million. See “— Recent Legal Proceedings”. No similar items were present in the fourth quarter of last year. Severance and outplacements costs were $66 million in the fourth quarter of 2007, $23 million in the third quarter of 2007, and $9 million in the fourth quarter a year ago.

Noninterest expense was $5.3 billion for the full year 2007, compared to $4.7 billion in 2006. Impairment, fraud and other losses increased by $563 million in 2007 primarily due to the previously described Visa indemnification charges, impairment losses and litigation settlements. Personnel costs decreased slightly year-over-year despite $59 million of higher severance costs in 2007. Foreclosure costs increased by $55 million in 2007 due to more loans in foreclosure and higher foreclosure losses. Intangible asset amortization increased by $35 million which reflects amortization of core deposit intangibles associated with recent acquisitions. These higher costs were somewhat offset by lower depreciation expense on the leased automobile portfolio as well as general cost savings measures.

Visa filed a registration statement on November 9, 2007 with the SEC with respect to an initial public offering of Visa common stock. We expect that, if Visa’s pending public offering is successfully completed, the value of our ownership in Visa, currently not reflected in our financial statements, will ultimately more than offset the Visa-related indemnity charges totalling $289 million that we recorded in 2007. See “— Recent Legal Proceedings” below.

Balance Sheet.  At December 31, 2007, our total assets were $150.4 billion, and stockholders’ equity was $13.4 billion or 8.9% of assets. At December 31, 2007, total deposits were $97.6 billion, including core deposits of $87.5 billion. Total purchased funds were $35.0 billion at December 31, 2007, compared to $33.3 billion at December 31, 2006. The higher level of purchased funds corresponds to a larger loan portfolio and resulted from the inability to sell certain mortgage loans during the last half of 2007. We repurchased 86.2 million shares of our common stock in 2007. At December 31, 2007, we had remaining authorization to repurchase 37.6 million shares. No share repurchases occurred in the fourth quarter of 2007, and no repurchases are planned for the first quarter of 2008, as we seek to increase our capital ratios towards the top end of our target ranges.

Our capital ratios were adversely affected by our losses, especially those losses that occurred in the fourth quarter of 2007. As discussed above, our mortgage-related charges and credit losses, and the recording of indemnity obligations with respect to third-party litigation against Visa incurred by our principal subsidiary, National City Bank, were among the primary causes of these losses. Such losses have substantially limited the amount of dividends payable to us by National City Bank without prior regulatory approval. See “Regulatory Considerations”. We and National City Bank remain “well-capitalized” for all regulatory purposes.

Recent Securities Offerings

Concurrently with this offering of the Depositary Shares, National City is offering to the public $1,250,000,000 of 4.0% Convertible Senior Notes due 2011, or “Convertible Notes” (or $1,437,500,000 of Convertible Notes if Goldman, Sachs & Co., as the underwriter in the offering of the Convertible Notes, exercises its overallotment option in full). The offering of Convertible Notes is expected to close on January 29, 2008. We estimate the net proceeds from the Convertible Notes offering, assuming no exercise of the overallotment option, will be approximately $1.22 billion after deducting discounts, commissions and estimated expenses. Net proceeds from the Convertible Notes offering are expected to be used to repay our outstanding $300 million of 3.20% Senior Notes due April 1, 2008, to pay approximately $120 million of the costs of certain convertible note hedging transactions we are entering into in connection with the Convertible Notes offering, and for general corporate purposes.

National City is also concurrently offering to the public $400,000,000 of 12.000% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities (“Normal APEX”) (or $460,000,000 of Normal APEX, if Goldman, Sachs & Co., as the underwriter in the offering of Normal APEX, exercises its option in full to purchase up to an additional $60,000,000 aggregate amount of Normal APEX). The Normal APEX offering is expected to close on January 30, 2008. We estimate the net proceeds from the Normal Apex offering, assuming no exercise of the additional purchase option, will be approximately $393.5 million after deducting discounts, commissions and estimated expenses. The Normal APEX will be Tier 1 capital for regulatory purposes, and the net proceeds from the Normal APEX offering will be used for general corporate purposes, including increasing our liquidity and increasing our capital and that of National City Bank. The precise amounts and timing of the application of proceeds from the Convertible Notes offering and the Normal APEX offering will depend on the requirements of National City and our subsidiaries and affiliates.

The closing of this offering of the Depositary Shares is not contingent upon the closing of either the Convertible Notes offering or the Normal APEX offering. Neither the closing of the Convertible Notes offering nor the Normal APEX offering is contingent upon the closing of any of the other offerings.

Recent Legal Proceedings

On January 10, 2008, a putative class action lawsuit was filed in the United States District Court for the Northern District of Ohio against National City, its Board of Directors, the Administrative Committee for the National City Savings and Investment Plan and Shelley J. Seifert, a member of the Administrative Committee. The complaint alleges violations under ERISA relating to the plan and seeks unspecified money damages and equitable relief. At this stage of this lawsuit, it is not possible for management to assess the probability of a material adverse outcome, or the range of possible damages, if any.

On January 18, 2008, a shareholder derivative complaint was filed in the United States District Court for the Northern District of Ohio against certain current and former officers and directors of National City Corporation alleging breach of fiduciary duty, waste of corporate assets, unjust enrichment and violations of the Securities Exchange Act of 1934. The complaint seeks unspecified money damages and equitable relief. At this stage of the lawsuit, it is not possible for management to assess the probability of a material adverse outcome, or the range of possible damages, if any.

We entered into a Loss Sharing Agreement, effective October 3, 2007, which obligates us to indemnify Visa for potential future settlements of certain antitrust suits. This indemnification obligation is limited to our membership interest in Visa of 8%, as disclosed in Visa’s registration statement filed on November 9, 2007. There is no assurance that we will not incur additional charges as a result of this indemnity obligation, however.

NATIONAL CITY CORPORATION

National City is a financial holding company headquartered in Cleveland, Ohio. National City operates through an extensive distribution network in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, Pennsylvania and Wisconsin and also conducts selected consumer lending and other financial services businesses on a nationwide basis. National City’s primary businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. Operations are primarily conducted through more than 1,400 branch banking offices located within a nine-state footprint and over 450 wholesale and retail mortgage offices located throughout the United States. Including its subsidiaries, National City had 34,024 full-time-equivalent employees at September 30, 2007. As of September 30, 2007, National City’s consolidated total assets were approximately $154.2 billion and its total stockholders’ equity was approximately $13.8 billion. Based on asset size, National City is one of the largest commercial banking organizations in the United States.

National City’s principal banking subsidiary is National City Bank. National City is a legal entity separate and distinct from National City Bank and National City’s other subsidiaries. A substantial portion of National City’s cash flows are received from National City Bank in the form of cash dividends. Federal law limits the manner and amount of funding that National City Bank may provide to National City. Bank subsidiaries are limited as to the dividends they are allowed to pay. The terms of any loans, and the type and amount of any security required to be pledged for any loans from National City Bank to National City are dictated by Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. The Office of the Comptroller of the Currency, or “OCC”, is the primary federal regulator for National City Bank.

National City and National City Bank are required to meet various capital requirements. Failure to meet the minimum capital requirements can result in National City being denied the right to acquire existing companies or establish new companies, limit its ability to pay dividends or make distributions on its capital securities, being required to raise additional capital or being subject to increased deposit insurance premiums payable to the FDIC and the potential loss of FDIC deposit insurance. National City and National City Bank have consistently maintained “well-capitalized” financial levels. The “well-capitalized” standard is the highest regulatory standard.

For National City to maintain its financial holding company status, National City Bank must be “well-capitalized” and “well-managed” and have a Community Reinvestment Act rating of “satisfactory or above” as determined by National City Bank’s primary federal regulator. As of this time, these requirements have been met by National City Bank.

If you would like to know more about us, see our documents incorporated by reference in this prospectus supplement as described under the heading “Where You Can Find More Information” in the accompanying prospectus.

USE OF PROCEEDS

We expect to receive net proceeds from the offering of the Depositary Shares of approximately $          , or $           if Goldman, Sachs & Co. exercises its option to purchase up to an additional      Depositary Shares in full, after underwriting commissions and expenses. We expect to receive net proceeds from the concurrent Notes offering of approximately $1.22 billion, or $1.40 billion if Goldman, Sachs & Co. exercises its option to purchase up to $187.5 million additional principal amount of Convertible Notes in full, after underwriting commissions and expenses. We expect to receive net proceeds from the concurrent APEX offering of approximately $393.5 million, or $452.6 million if Goldman, Sachs & Co. exercises its option to purchase additional Normal APEX in full, after underwriting commissions and expenses.

We intend to use the net proceeds of the offering of the Depositary Shares and of the APEX offering for general corporate purposes, including to increase our liquidity and to increase our capital and that of National City Bank. We intend to use a portion of the net proceeds of the Notes offering to repay certain indebtedness and to pay the cost of certain Convertible Notes hedging transactions that we expect to enter into, and the remainder for general corporate purposes. The precise amounts and timing of the application of proceeds will depend on the requirements of National City and its subsidiaries and affiliates.

REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the Bank Holding Company Act, National City is subject to regulation, supervision and examination by the Federal Reserve. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to National City, please refer to National City’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and any subsequent reports National City files with the SEC, which are incorporated by reference into the accompanying prospectus.

National City’s source of funds to pay dividends on its preferred stock is its bank and other subsidiaries. National City is a legal entity separate and distinct from its bank and other subsidiaries. Its principal source of funds to make capital contributions or loans to National City Bank, to pay service on its own debt, or to pay dividends on its own equity securities, is dividends and interest from its subsidiaries.

Various federal and state statutes and regulations limit the amount of dividends that may be paid to a parent corporation by its bank subsidiaries without regulatory approval. The prior approval of the OCC is required to pay a dividend if the total of all dividends declared by a national bank subsidiary in any calendar year exceeds the bank subsidiary’s net profits for that year, combined with its retained net profits for the preceding two calendar years, less any dividends paid. Additionally, a bank subsidiary may not declare dividends in excess of its current year’s net income plus its net income for the last two years, less any dividends paid, without OCC approval. The OCC may also limit or prohibit a national bank from declaring or paying dividends to protect the bank’s safety and soundness.

National City’s bank subsidiaries declared dividends of $950 million in the nine-month period ended September 30, 2007, $2.0 billion in 2006, $1.2 billion in 2005 and $2.2 billion in 2004. At December 31, 2007, due to the losses and charges incurred in 2007, especially in the fourth quarter, National City Bank could pay us an aggregate of approximately $106 million in dividends without prior regulatory approval, compared to $954 million at December 31, 2006 and $1.9 billion at December 31, 2005. See “Risk Factors — Risks Related to Our Business — Federal banking authorities may restrict distributions on or redemptions of the Preferred Stock.”

The payment of dividends is also limited by minimum capital requirements imposed on banks. As of September 30, 2007, National City’s bank subsidiaries’ minimum capital exceeded these requirements. The Federal Reserve and the OCC have issued additional guidelines that require bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected consolidated condensed financial data for National City on a historical basis. The historical information for the years 2006 through 2002 was derived from the audited financial statements of National City. The historical information as of and for the three- and nine-month periods ended September 30, 2007 and 2006 is unaudited and was derived from the interim financial statements of National City. In the opinion of management, the interim financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The information presented in the tables should be read in conjunction with National City’s consolidated financial statements, and the related notes thereto, as incorporated by reference into the accompanying prospectus. For more information, see the section entitled “Where You Can Find More Information” in the accompanying prospectus.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(Unaudited)
	($ In thousands)

Statements of Income
Interest income	$2,353,255	$2,290,232	$6,811,079	$6,671,442
Interest expense	1,258,035	1,148,208	3,516,605	3,192,864

Net interest income	1,095,220	1,142,024	3,294,474	3,478,578
Provision for credit losses	361,544	72,932	611,511	159,892

Net interest income after provision for credit losses	733,676	1,069,092	2,682,963	3,318,686
Noninterest income	624,209	877,475	2,009,268	2,317,203
Noninterest expense	1,403,517	1,184,198	3,762,550	3,506,648

Income before income taxes	(45,632)	762,369	929,681	2,129,241
Income tax (benefit) expense	(26,627)	235,923	282,870	671,062

Net (loss) income	$(19,005)	$526,446	$646,811	$1,458,179

Net (loss) income applicable to common stock	$(19,465)	$526,009	$645,477	$1,456,912

Per Common Share
Net (loss) income:
Basic	$(.03)	$.87	$1.08	$2.39
Diluted	(.03)	.86	1.07	2.36
Dividends declared	.41	.39	1.19	1.13
Book value	21.86	21.44	21.86	21.44
Average shares:
Basic	588,134,030	603,848,871	597,365,121	608,442,541
Diluted	592,596,077	612,063,772	604,329,623	616,635,735
Financial Ratios
Return on average common equity	—%	16.45%	6.60%	15.49%
Return on average assets	—	1.51	.62	1.40
Average stockholders’ equity to average assets	8.71	9.16	9.31	9.03
Net interest margin	3.43	3.73	3.57	3.76
Annualized net charge-offs to average portfolio loans	.54	.48	.51	.41
Efficiency ratio	81.31	58.43	70.65	60.27

	September 30,	December 31,	September 30,
	2007	2006	2006
	($ In millions)

At Period End
Assets	$154,166	$140,191	$138,123
Portfolio loans	111,991	95,492	92,963
Loans held for sale or securitization	11,987	12,853	19,505
Securities, at fair value	8,977	7,509	7,906
Deposits	98,249	87,234	82,782
Long-term debt	26,758	25,407	26,348
Shareholders’ equity	13,843	14,581	12,902
Tangible common equity to tangible assets	5.29%	7.77%	6.99%
Tier 1 capital	6.78	8.93	7.48
Total risk-based capital	10.37	12.16	10.30
Leverage	6.96	8.56	7.13
Loan loss allowance to period-end portfolio loans	1.23	1.18	1.00
Nonperforming assets to period-end portfolio loans and other nonperforming assets	1.08	0.76	0.74

	As of/for the Years Ended December 31,
	2006(a)	2005	2004(b)	2003	2002
	($ In thousands)

Statements of Income
Interest income	$8,933,762	$7,731,819	$6,026,003	$5,965,930	$5,901,171
Interest expense	4,330,159	3,036,071	1,593,335	1,629,816	1,910,541

Net interest income	4,603,603	4,695,748	4,432,668	4,336,114	3,990,630
Provision for loan losses	482,593	283,594	323,272	638,418	681,918

Net interest income after provision for loan losses	4,121,010	4,412,154	4,109,396	3,697,696	3,308,712
Noninterest income	4,018,965	3,304,319	4,440,181	3,593,071	2,548,459
Noninterest expense	4,717,339	4,751,057	4,471,637	4,053,301	3,688,370

income before income taxes	3,422,636	2,965,416	4,077,940	3,237,466	2,168,801
Income tax expense	1,122,800	980,187	1,298,006	1,120,402	722,158

Net income	$2,299,836	$1,985,229	$2,779,934	$2,117,064	$1,446,643

Net income applicable to common stock	$2,298,132	$1,983,613	$2,779,148	$2,117,064	$1,446,622

Per Common Share
Net income:
Basic	$3.77	$3.13	$4.37	$3.46	$2.37
Diluted	3.72	3.09	4.31	3.43	2.35
Dividends declared	1.52	1.44	1.34	1.25	1.20
Book value	23.06	20.51	19.80	15.39	13.35
Average shares:
Basic	609,316,070	633,431,660	635,450,188	611,205,682	610,186,786
Diluted	617,671,507	641,600,969	645,510,514	616,410,043	616,174,238
Financial Ratios
Return on average common equity	17.98%	15.54%	24.56%	23.60%	18.14%
Return on average assets	1.66	1.40	2.23	1.79	1.40
Average stockholders’ equity to average assets	9.21	9.02	9.10	7.57	7.70
Net interest margin	3.75	3.74	4.02	4.08	4.33
Annualized net charge-offs to average portfolio loans	0.44	0.36	0.39	0.80	0.83
Efficiency ratio(c)	54.52	59.36	50.35	51.24	56.85
Tangible common equity to tangible assets	7.77	6.57	6.83	7.23	5.99
Tier 1 capital	8.93	7.43	8.25	8.79	7.46
Total risk-based capital	12.16	10.54	11.79	13.12	11.37
Leverage	8.56	6.83	7.31	7.43	6.39
Loan loss allowance to period-end portfolio loans	1.18	1.03	1.19	1.29	1.39
Nonperforming assets to period-end portfolio loans and other nonperforming assets	0.76	0.56	0.56	0.83	1.13
At Year End	($ In millions)
Assets	$140,191	$142,397	$139,414	$114,102	$118,153
Portfolio loans	95,492	106,039	100,271	79,344	72,174

	As of/for the Years Ended December 31,
	2006(a)	2005	2004(b)	2003	2002
	($ In millions)

Loans held for sale or securitization	12,853	9,667	12,430	15,368	24,501
Securities, at fair value	7,509	7,875	8,765	6,525	8,675
Deposits	87,234	83,986	85,955	63,930	65,119
Long-term debt	26,356	30,970	28,696	23,666	22,730
Shareholders’ equity	14,581	12,613	12,804	9,329	8,161

(a)	Results for 2006 were affected by the acquisitions of Forbes First Financial Corporation and Harbor Florida Bancshares, Inc., and the sale of First Franklin. Refer to footnote 3 of the audited financial statements included in National City’s Annual Report on Form 10-K for the year ended December 31, 2006 for further details.

(b)	Results for 2004 were affected by the acquisitions of Allegiant Bancorp, Inc., Provident Financial Group, Inc. and Wayne Bancorp, and the sale of National Processing, Inc. Refer to footnote 3 of the audited financial statements included in National City’s Annual Report on Form 10-K for the year ended December 31, 2006 for further details.

(c)	The efficiency ratio excluded security gains/(losses) from noninterest income for periods prior to 2007. If security gains/(losses) were included, the efficiency ratio for 2005, 2004, 2003 and 2002 would have been 59.16%, 50.24%, 50.94% and 56.14%, respectively. The efficiency ratio for 2006 would remain unchanged.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

Our consolidated ratio of earnings to combined fixed charges and preference dividends for each of the periods indicated is as follows:

Nine Months Ended
	September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Ratio of Earnings to Combined Fixed Charges and Preference Dividends:
Excluding interest on deposits	1.68x	2.74x	2.98x	6.52x	5.18x	3.71x
Including interest on deposits	1.26x	1.78x	1.96x	3.49x	2.94x	2.11x

For the purpose of computing the ratios of earnings to combined fixed charges and preference dividends, earnings consist of consolidated income from continuing operations before provision for income taxes, minority interest and fixed charges, and combined fixed charges and preference dividends consist of interest expense, amortization of debt issuance costs, dividends on preferred stock, and the portion of rental expense deemed to represent interest. Fixed charges exclude interest on uncertain tax positions which is classified with the provision for income taxes in the consolidated financial statements.

DESCRIPTION OF THE PREFERRED STOCK

The following is a brief description of the terms of the Preferred Stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our restated Certificate of Incorporation, as amended, including our certificate of designation with respect to the Preferred Stock, copies of which are available upon request from us.

General

Under our Certificate of Incorporation, as amended, we have authority to issue up to 5 million shares of preferred stock, no par value (including the Preferred Stock), of which 70,272 shares, designated as Series D Non-Voting Convertible Preferred Stock, $100 liquidation value per share (the “Series D Preferred Stock”), are issued and outstanding. When issued, the Preferred Stock will be validly issued, fully paid and non-assessable, which means that its holders will have paid their purchase price in full and that we may not ask them to pay additional funds in respect of their shares of Preferred Stock. National City will not issue any shares of Preferred Stock prior to the original issue date.

The holders of Preferred Stock will be entitled to receive non-cumulative cash dividends when, as and if declared out of funds legally available for payment in respect of the Preferred Stock by our board of directors or a duly authorized committee of the board in their sole discretion. If we do not declare dividends or do not pay dividends in full on the Preferred Stock on any date on which dividends are due, then these unpaid dividends will not cumulate, accrue or be payable.

Prior to the issuance of the Depositary Shares, we will file a certificate of designation with respect to the Preferred Stock with the Secretary of State of the State of Delaware. When issued, the Preferred Stock will have a fixed liquidation preference of $100,000 per share. If we liquidate, dissolve or wind up our affairs, holders of Preferred Stock will be entitled to receive, out of our assets that are available for distribution to shareholders, an amount per share equal to the liquidation preference per share plus any declared and unpaid dividends, including, if applicable, a pro rata portion of any declared and unpaid dividends for the then-current Dividend Period to the date of liquidation, without regard to any undeclared dividends. The Preferred Stock will not be convertible into our common stock or any other class or series of our securities and will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

Dividends

Dividends on shares of Preferred Stock will not be mandatory. Holders of the Preferred Stock, in preference to the holders of our common stock and of any other shares of our stock ranking junior to the Preferred Stock as to payment of dividends, will be entitled to receive, only when, as and if declared by our board of directors or a duly authorized committee of the board, out of funds legally available for payment, cash dividends. These dividends will be payable (a) at a rate per annum equal to     % until the Dividend Payment Date in February 2013, and (b) thereafter, at a rate per annum that will be reset quarterly and will equal Three-Month LIBOR for the related Dividend Period plus     % (the “Dividend Rate”), applied to the $100,000 liquidation preference per share, and will be paid on February 1, May 1, August 1 and November 1 of each year, commencing on May 1, 2008 (each, a “Dividend Payment Date”), with respect to the Dividend Period, or portion thereof, ending on the day preceding the respective Dividend Payment Date. A “Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of the Preferred Stock will commence upon the original issue date of the Preferred Stock. Dividends will be paid to holders of record on the respective date fixed for that purpose by our board of directors or a committee thereof in advance of payment of each particular dividend. The Dividend Rate will be reset quarterly commencing February 1, 2013. If a Dividend Payment Date prior to February 1, 2013 is not a business day, the applicable dividend shall be paid on the first business day following that day without adjustment. If any day on or after February 1, 2013 that would otherwise be a Dividend Payment Date is not a business day, then the next business day will be the applicable Dividend Payment Date.

The amount of dividends payable per share of Preferred Stock on each Dividend Payment Date will be calculated (a) on the basis of a 360-day year consisting of 12 30-day months until the Dividend Payment Date in February 2013, and (b) thereafter, by multiplying the per annum Dividend Rate in effect for that Dividend Period by a fraction, the numerator of which will be the actual number of days in that Dividend Period and the denominator of which will be 360, and multiplying the rate obtained by $100,000.

A “business day” means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in New York, New York, Cleveland, Ohio or Wilmington, Delaware are permitted or required by any applicable law to close.

“Three-Month LIBOR” means, with respect to any Dividend Period beginning on or after February 1, 2013, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that Dividend Period that appears on Reuters Screen LIBOR01 as of 11:00 a.m. (London time) on the Dividend Determination Date for that Dividend Period. If that rate does not appear on Reuters Screen LIBOR01, Three-Month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that Dividend Period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by National City Bank (or its successor appointed by us), as calculation agent, at approximately 11:00 a.m. (London time) on the Dividend Determination Date for that Dividend Period. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two such quotations are provided, Three-Month LIBOR with respect to that Dividend Period will be the arithmetic mean (rounded upward if necessary to the nearest .00001 of 1%) of such quotations. If fewer than two quotations are provided, Three-Month LIBOR with respect to that Dividend Period will be the arithmetic mean (rounded upward if necessary to the nearest .00001 of 1%) of the rates quoted by three major banks in New York City selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the first day of that Dividend Period for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that Dividend Period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, Three-Month LIBOR for that Dividend Period will be the same as Three-Month LIBOR as determined for the previous Dividend Period. The calculation agent’s establishment of Three-Month LIBOR and calculation of the amount of dividends for each Dividend Period will be final and binding in the absence of manifest error.

“Dividend Determination Date” means the second London Banking Day immediately preceding the first day of the relevant Dividend Period.

“London Banking Day” means any day on which commercial banks are open for general business (including dealings in deposits in U.S. dollars) in London.

“Reuters Screen LIBOR01 Page” means the display designated on the Reuters 3000 Xtra (or such other page as may replace that page on that service or such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

We are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain our capital adequacy and liquidity. The Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as National City, that the payment of dividends would be an unsafe or unsound practice and to prohibit or limit the payment thereof. In addition, we are subject to Delaware state laws relating to the payment of dividends.

Our principal subsidiary, National City Bank, is a national banking association, which is regulated by the OCC. National City Bank must maintain capital satisfying OCC requirements, and under OCC policy, cannot pay dividends to National City in excess of its current year’s net income plus its net income for the last two years, less any dividends paid, without prior OCC approval. The OCC may also limit or prohibit a national bank from declaring or paying dividends to protect the bank’s safety and soundness.

Ranking

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Preferred Stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Preferred Stock; and

•	at least equally with all other equity securities designated as ranking on a parity with the Preferred Stock with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of National City. The Preferred Stock will be designated as ranking on a parity with National City’s currently outstanding Series D Preferred Stock with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of National City.

During any Dividend Period, so long as any shares of Preferred Stock remain outstanding, unless (a) the full dividends for the then-current Dividend Period on all outstanding Preferred Stock have been paid, or declared and funds set aside therefor, and (b) we are not in default on our obligation to redeem any shares of Preferred Stock that have been called for redemption as described under “— Redemption”, no dividend whatsoever shall be declared on National City’s common stock or other junior stock, other than a dividend payable solely in shares of junior stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration (other than as a result of reclassification of junior stock for or into junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock), nor will we pay to or make available any monies for a sinking fund for the redemption of, any of our common stock or other junior stock unless we have paid full dividends on the Preferred Stock for the most recently-completed Dividend Period. However, the foregoing provisions shall not restrict the ability of any of our affiliates to engage in any market-making transactions in our junior stock in the ordinary course of business.

On any Dividend Payment Date for which full dividends are not paid, or declared and funds set aside therefor, upon the Preferred Stock and any Dividend Parity Stock, all dividends paid or declared for payment on that Dividend Payment Date with respect to the Preferred Stock and the Dividend Parity Stock shall be shared:

•	first ratably by the holders of any shares of such other series of Dividend Parity Stock who have the right to receive dividends with respect to Dividend Periods prior to the then-current Dividend Period, in proportion to their respective amounts of the undeclared and unpaid dividends relating to prior Dividend Periods; and

•	thereafter by the holders of the shares of Preferred Stock and the Dividend Parity Stock on a pro rata basis.

We have agreed, in the certificate of designation establishing the terms of the Preferred Stock, not to issue any new series of preferred stock having dividend payment dates that are not also Dividend Payment Dates for the Preferred Stock.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Preferred Stock from time to time out of any funds legally available for such payment, and the Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The Preferred Stock may not be redeemed prior to February 1, 2013. On that date or on any date after that date (but subject to the limitations described under “Replacement Capital Covenant” and to prior approval by the Federal Reserve), the Preferred Stock may be redeemed, in whole or in part, at our option. Any such redemption will be at a cash redemption price of $100,000 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends. Holders of Preferred Stock will have no right to require the redemption or repurchase of the Preferred Stock.

If fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Preferred Stock in proportion to the number of shares held by those holders or by lot or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

Subject to this section, our board of directors will have the full power and authority to prescribe the terms and conditions upon which the Preferred Stock will be redeemed.

We will mail notice of every redemption of Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption (provided that if the Depositary Shares are held in book-entry form through DTC or another applicable book-entry clearing system, we may give this notice in any manner permitted by DTC or such other applicable book-entry clearing system). Any notice mailed or otherwise given as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives this notice, and failure duly to give this notice by mail or otherwise, or any defect in this notice or in the mailing or provision of this notice, to any holder of Preferred Stock designated for redemption will not affect the redemption of any other Preferred Stock.

Each notice shall state:

•	the redemption date;

•	the number of shares of Preferred Stock to be redeemed and, if less than all shares of Preferred Stock held by the holder are to be redeemed, the number of shares to be redeemed from the holder;

•	the redemption price; and

•	the place or places where the Preferred Stock is to be redeemed.

If notice of redemption of any Preferred Stock has been given and if the funds necessary for the redemption have been set aside by us for the benefit of the holders of any shares of Preferred Stock so called for redemption, then, from and after the notice of redemption and deposit of such funds, those shares shall no longer be deemed outstanding and all rights of the holders of those shares (including the right to receive any dividends) will terminate, except the right to receive the redemption price.

Our right to redeem the Preferred Stock once issued is subject to important limitations, including the following:

•	Under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock currently is subject to prior approval of the Federal Reserve.

•	At or prior to the initial issuance of the Depositary Shares, we will enter into a Replacement Capital Covenant, described under “Replacement Capital Covenant”, relating to the Depositary Shares and the shares of Preferred Stock. The Replacement Capital Covenant only benefits holders of Covered Debt, as defined under “Replacement Capital Covenant”, and is not enforceable by holders of the Depositary Shares or Preferred Stock. However, the Replacement Capital Covenant permits us to redeem the Preferred Stock only if we have issued or delivered certain amounts of common stock, debt exchangeable for preferred stock, debt exchangeable for common stock, mandatorily convertible preferred stock or other securities convertible or exchangeable into our common stock and could preclude us from repurchasing Depositary Shares or redeeming or repurchasing shares of Preferred Stock at a time we might otherwise wish to do so.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Preferred Stock will be entitled to receive an amount per share (the “Total Liquidation Amount”) equal to the fixed liquidation preference of $100,000 per share, plus any declared and unpaid dividends including, if applicable, a pro rata portion of any declared and unpaid dividends for the then-current Dividend Period to the date of liquidation, without regard to any undeclared dividends. Holders of the Preferred Stock will be entitled to receive the Total Liquidation Amount out of our assets that are available for distribution to shareholders of our capital stock ranking on a parity on liquidation to the Preferred Stock, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Preferred Stock.

If our assets are not sufficient to pay the Total Liquidation Amount in full to all holders of Preferred Stock and all holders of any shares of our stock ranking as to any such distribution on a parity with the Preferred Stock, the amounts paid to the holders of Preferred Stock and to such other shares will be paid pro rata in accordance with the respective Total Liquidation Amount and the aggregate liquidation amount of any such outstanding shares of parity stock. If the Total Liquidation Amount per share of Preferred Stock has been paid in full to all holders of Preferred Stock and the liquidation preference of any other shares ranking on a parity with the Preferred Stock has been paid in full, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Preferred Stock will not have any voting rights.

Right to Elect Two Directors upon Non-Payment of Dividends.  If and when the dividends on the Preferred Stock or any other class or series of our stock, if any, whether bearing dividends on a non-cumulative or cumulative basis but otherwise ranking on a parity with the Preferred Stock as to payment of dividends and that has voting rights equivalent to those described in this paragraph (“Voting Parity Stock”), have not been declared and paid (i) in the case of the Preferred Stock and Voting Parity Stock bearing non-cumulative dividends, in full for at least six quarterly dividend periods or their equivalent (whether or not consecutive), or (ii) in the case of Voting Parity Stock bearing cumulative dividends, in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Preferred Stock, together with the holders of all other affected classes and series of Voting Parity Stock, voting as a single class, will be entitled to elect the two additional members of our board of directors (the “Preferred Stock Directors” ) at any annual or special meeting of shareholders at which directors are to be elected or any special meeting of the holders of Preferred Stock and any Voting Parity Stock for which dividends have not been paid, called as provided below, but only if the election of any Preferred Stock Directors would not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. In addition, our board of directors shall at no time have more than two Preferred Stock Directors.

At any time after this voting power has vested as described above, our Secretary may, and upon the written request of holders of record of at least 20% of the outstanding shares of Preferred Stock and Voting Parity Stock (addressed to the Secretary at our principal office) must, call a special meeting of the holders of Preferred Stock and Voting Parity Stock for the election of the Preferred Stock Directors. Notice for a special meeting will be given in a similar manner to that provided in our by-laws for a special meeting of the shareholders, which we will provide upon request, or as required by law. If our Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any holder of shares of Preferred Stock may (at our expense) call such meeting, upon notice as provided in this section, and for that purpose will have access to our stock books. The Preferred Stock Directors elected at any such special meeting will hold office until the next annual meeting of our shareholders unless they have been previously terminated as described below. In case any vacancy occurs among the Preferred Stock Directors, a successor will be elected by our board of directors to serve until the next annual meeting of the shareholders upon the nomination of the then remaining Preferred Stock Director or if none remains in office, by the vote of the holders of record of a majority of the voting power of the outstanding shares of Preferred Stock and all Voting Parity Stock, voting as a single class. The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

Whenever full dividends have been paid on the Preferred Stock and any non-cumulative Voting Parity Stock for at least one year and all dividends on any cumulative Voting Parity Stock have been paid in full, then the right of the holders of Preferred Stock to elect the Preferred Stock Directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods), the terms of office of all Preferred Stock Directors will immediately terminate and the number of directors constituting our board of directors will be reduced accordingly.

Unless we amend our Certificate of Incorporation to require different classes and series of preferred stock to vote in proportion to their respective liquidation preferences when voting together with the Preferred Stock as a single class, so long as any shares of Preferred Stock have been issued and are outstanding, we have agreed not to issue Voting Parity Stock with a liquidation preference that is less than $100,000 per share. We have no obligation to propose such an amendment, and the holders of the Preferred Stock would not be entitled to vote on any such amendment if we do propose it.

Other Voting Rights.  So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Certificate of Incorporation:

•	Creation of Senior Stock. The vote or consent of the holders of at least two-thirds of the outstanding shares of Preferred Stock and any other class or series of preferred stock ranking on a parity with or junior to the Preferred Stock with respect to payment of dividends and distribution of assets on our liquidation at the time outstanding (other than Series D Preferred Stock and any excluded class, as defined below), voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or authorizing any amendment of our Certificate of Incorporation to authorize, or increase the authorized amount of, any shares of any class or series of capital stock ranking senior to the Preferred Stock with respect to the payment of dividends or the distribution of assets on our liquidation; in addition, if any series of outstanding preferred stock is more adversely affected by such amendment than the other series, the amendment must also be approved by a two-thirds vote of such series;

•	Amendment of Certificate of Incorporation. The vote or consent of the holders of at least a majority of the outstanding shares of Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or authorizing any amendment of our Certificate of Incorporation or by-laws that would alter or change the voting powers, preferences or special rights of the Preferred Stock so as to affect them adversely; provided that the amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any junior stock, any shares of any class or series or any securities convertible into shares of any class or series of Dividend Parity Stock or other capital stock of ours ranking on a parity with the Preferred Stock in the distribution of assets on our liquidation, dissolution or winding-up shall not be deemed to affect adversely the voting powers, preferences or special rights of the Preferred Stock; and

•	Certain Mergers and Consolidations. The vote or consent of the holders of at least a majority of the outstanding shares of Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or authorizing any merger or consolidation of us with or into any entity other than a corporation, or any merger or consolidation of us with or into any other corporation if we are not the surviving corporation in such merger or consolidation and if the Preferred Stock is changed in such merger or consolidation into anything other than a class or series of preferred stock of the surviving or resulting corporation, or a corporation controlling such corporation, having voting powers, preferences and special rights that, if such change were effected by amendment of our Certificate of Incorporation, would not require a vote of the holders of the Preferred Stock under either of the preceding paragraphs.

Each holder of Preferred Stock will have one vote per share on any matter on which holders of Preferred Stock are entitled to vote, including any action by written consent. “Excluded class ” means any class or series of preferred stock with a liquidation preference that is less than $100,000 per share, unless our Certificate of Incorporation requires such class or series of preferred stock to vote in proportion to their respective liquidation preferences when voting together with the Preferred Stock as a single class. We have no obligation to propose an amendment to our Certificate of Incorporation to require classes or series of preferred stock to vote in proportion to their respective liquidation preferences when voting together as a single class, and the holders of the Preferred Stock would not be entitled to vote on such an amendment if we do propose it.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Preferred Stock to effect the redemption.

Form

The Preferred Stock will be issued only in fully registered form.

Transfer Agent and Registrar

National City Bank will be the transfer agent, registrar, paying agent and redemption agent for the Preferred Stock. The registrar for the Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

DESCRIPTION OF THE DEPOSITARY SHARES

Please note that in this prospectus supplement, references to “holders” of Depositary Shares mean those who own Depositary Shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in Depositary Shares registered in street name or issued in book-entry form through The Depository Trust Company.

This prospectus supplement summarizes specific terms and provisions of the Depositary Shares relating to the Preferred Stock. The following summary is qualified in its entirety by reference to the terms and provisions of the Deposit Agreement, the form of depositary receipts, which contain the terms and provisions of the Depositary Shares, and our Certificate of Incorporation and the certificate of designation for the Preferred Stock.

General

Each Depositary Share will represent a 1/4,000th interest in one share of Preferred Stock. The Depositary Shares will be evidenced by depositary receipts. The shares of Preferred Stock underlying the Depositary Shares will be deposited with Wilmington Trust Company, as depositary, under a deposit agreement to be entered into on or before the closing date (the “Deposit Agreement”), among us, the depositary, the registrar appointed thereunder and all holders from time to time of depositary receipts issued by the depositary thereunder.

National City Bank will act as transfer agent and registrar with respect to the Depositary Shares. Wilmington Trust Company will act as paying agent with respect to the Depositary Shares.

The depositary’s office at which the depositary receipts will be administered is located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890.

Purchasers may hold Depositary Shares either directly or indirectly through their broker or other financial institution. If a purchaser holds Depositary Shares directly, by having depositary receipts registered in its name on the books of the depositary, the purchaser is a holder of Depositary Shares. If a purchaser holds the Depositary Shares through a broker or financial institution nominee, the purchasers must rely on the procedures of such broker or financial institution to assert the rights of a holder described in this section.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If the Preferred Stock underlying the Depositary Shares is redeemed, in whole or in part, a corresponding number of Depositary Shares will be redeemed with the proceeds received by the depositary from the redemption of the Preferred Stock held by the depositary. The redemption price per Depositary Share will be equal to 1/4,000th of the applicable redemption price per share payable in respect of such Preferred Stock. If less than all the Preferred Stock is redeemed, Depositary Shares to be redeemed will be selected pro rata or in such other manner as determined by the depositary to be equitable. In any such case, we will redeem Depositary Shares only in increments of 4,000 shares and any multiple thereof.

After the date fixed for any redemption (which would be the same date as the redemption date for the Preferred Stock), the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the depositary of the depositary receipts evidencing such Depositary Shares.

Withdrawal of Preferred Stock

Unless the Depositary Shares have previously been called for redemption, any holder of Depositary Shares may receive the number of whole shares of Preferred Stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary, paying any taxes, charges and fees provided for in the Deposit Agreement and complying with any other requirement of the Deposit Agreement. Holders of Depositary Shares making these withdrawals will be entitled to receive whole shares of Preferred Stock, but holders of whole shares of Preferred Stock will not be entitled to deposit that Preferred Stock under the Deposit Agreement or to receive depositary receipts for that Preferred Stock after withdrawal. If the Depositary Shares surrendered by the holder in connection with withdrawal exceed the number of Depositary Shares that represent the number of whole shares of Preferred Stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of Depositary Shares.

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt evidencing the Depositary Shares and any provision of the Deposit Agreement at any time and from time to time by agreement with the depositary. However, any amendment that imposes additional charges or materially and adversely alters any substantial existing right of the holders of Depositary Shares will not be effective unless the holders of at least a majority of the affected Depositary Shares then outstanding approve the amendment. We will make no amendment that impairs the right of any holder of Depositary Shares, as described above under “— Withdrawal of Preferred Stock”, to receive shares of Preferred Stock and any money or other property represented by those Depositary Shares, except in order to comply with mandatory provisions of applicable law. Holders who retain or acquire their depositary receipts after an amendment becomes effective will be deemed to have agreed to the amendment and will be bound by the amended Deposit Agreement.

The Deposit Agreement will automatically terminate if:

•	all outstanding Depositary Shares have been redeemed; or

•	a final distribution in respect of the Preferred Stock has been made to the holders of Depositary Shares in connection with any liquidation, dissolution or winding up of National City.

We may terminate the Deposit Agreement at any time, and the depositary will give notice of that termination to the record holders of all outstanding Depositary Shares not less than 30 days before the termination date. In that event, the depositary will deliver or make available for delivery to holders of Depositary Shares, upon surrender of the depositary receipts evidencing the Depositary Shares, the number of whole or fractional shares of Preferred Stock as are represented by those Depositary Shares.

Charges of Depositary

We will pay the charges of the depositary in connection with the initial deposit of the Preferred Stock, the initial issuance of the Depositary Shares and any redemption of the Preferred Stock. Holders of Depositary Shares will pay all other transfer and other taxes and governmental charges and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts. All other charges and expenses of the depositary and of any registrar incident to the performance of their respective obligations arising from the depositary arrangements will be paid by us only after prior consultation and agreement between the depositary and us and consent by us to the incurrence of such expenses, which consent will not be unreasonably withheld.

Miscellaneous

The depositary will forward to the holders of the Depositary Shares all reports and communications from us that we would be required to furnish to the holders of the Preferred Stock. Neither the depositary nor we will be liable if it or we are prevented or delayed by law or any circumstances beyond its or our control in performing our respective obligations under the Deposit Agreement. Our obligations and the obligations of the depositary under the Deposit Agreement will be limited to performance in good faith of our respective duties thereunder, and neither we nor the depositary will be obligated to prosecute or defend any legal proceedings in respect of any Depositary Shares or the Preferred Stock unless a satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or independent accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary; Termination of Deposit Agreement

The depositary may resign at any time by delivering to us notice of its resignation and we may at any time remove the depositary, with any such resignation or removal taking effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary will be appointed by us within 60 days after delivery of the notice of resignation or removal. Upon termination of the Deposit Agreement, the depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders thereof and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement, except that the depositary will continue to collect dividends and other distributions pertaining to Preferred Stock and will continue to deliver Preferred Stock certificates together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges, or other property in exchange for depositary receipts surrendered. At a time after the expiration of three years from the date of termination, the depositary may sell the Preferred Stock and hold the proceeds of such sale, without interest, for the benefit of the holders of depositary receipts who have not then surrendered their depositary receipts. After making such sale, the depositary will be discharged from all obligations under the Deposit Agreement, except to account for such proceeds.

Voting of the Preferred Stock

When the depositary receives notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the Depositary Shares relating to the Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Preferred Stock, may instruct the depositary to vote the amount of the Preferred Stock represented by the holder’s

Depositary Shares. To the extent possible, the depositary will try to vote the amount of the Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any Depositary Shares representing the Preferred Stock, it will not vote the amount of Preferred Stock, represented by such Depositary Shares.

Listing

We will apply to list the Depositary Shares on the New York Stock Exchange under the symbol “          ”. If the application is approved, we expect trading to begin within 30 days of January   , 2008, the date of initial delivery of the Depositary Shares. We do not expect that there will be any separate public trading market for the shares of Preferred Stock, except as represented by the Depositary Shares.

Form of Depositary Shares

The Depositary Shares shall be issued in book-entry form through DTC, as described under “Book-Entry System” in this prospectus supplement.

DESCRIPTION OF NATIONAL CITY CAPITAL STOCK

National City is authorized to issue a total of 1,405,000,000 shares of all classes of stock. Of the total number of authorized shares of stock, 1,400,000,000 shares are common stock, par value $4.00 per share, and 5,000,000 shares are preferred stock without par value. A statement of the designations of the authorized classes of stock or of any series thereof, and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of that stock, or of the authority of National City’s Board of Directors to fix by resolution those designations and other terms, is as follows.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series. National City’s Board of Directors is authorized, within the limitations and restrictions stated in the fourth article of National City’s Certificate of Incorporation, to fix by resolution the designation of each series of preferred stock and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limiting the generality of the foregoing, provisions concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution or exchange, and such other subjects or matters as may be fixed by resolution of National City’s Board of Directors under the General Corporation Law of the State of Delaware. In no event shall any holder of any series of preferred stock have more than one vote per whole share of preferred stock.

National City has issued 70,272 shares of Series D non-voting convertible preferred stock. Each share of Series D Preferred Stock is convertible at any time by the holder into 15.96 shares of National City common stock. The conversion rate is subject to adjustment in the event National City takes certain actions such as paying a dividend in stock or splitting its common stock into a smaller number of shares. Dividends are paid on the Series D Preferred Stock when, as and if declared by the Board of Directors, out of any funds of National City legally available for the payment of such dividends. The Series D Preferred Stock has a preference of $100 per share over National City’s common stock in the event of liquidation or dissolution of National City. In such event, the Series D holders will be entitled to receive the liquidation value of their stock which is $100 per share, from funds lawfully available.

In connection with the concurrent offering of Normal APEX, National City has authorized a new series of non-cumulative perpetual preferred stock (“Series E Preferred Stock”), $100,000 liquidation preference per share, that will be issued to National City Preferred Capital Trust I on the Stock Purchase Date for the APEX securities, which is expected to be December 10, 2012, but may be sooner or as late as December 10, 2013. The Series E Preferred Stock will rank on a parity with the Preferred Stock in connection with any proposal to create a more senior series of preferred stock, and will vote with the Preferred Stock. The Series E Preferred Stock is expected to be up to approximately $400,100,000 in aggregate liquidation preference, or up to approximately $460,100,000 if Goldman, Sachs & Co., as the underwriter in that offering, exercises its option in full to purchase additional Normal APEX.

REPLACEMENT CAPITAL COVENANT

The following is a brief description of the terms of the replacement capital covenant. It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Replacement Capital Covenant, a copy of which is available upon request from National City.

At or prior to the initial issuance of the Depositary Shares, we will enter into a replacement capital covenant, referred to as the “Replacement Capital Covenant”, relating to the Depositary Shares and the Preferred Stock. The Replacement Capital Covenant only benefits holders of Covered Debt, as defined below, and is not enforceable by holders of Depositary Shares or Preferred Stock. However, the Replacement Capital Covenant could preclude us from repurchasing the Depositary Shares or redeeming or repurchasing shares of Preferred Stock at a time when we might otherwise wish to do so.

In the Replacement Capital Covenant, we covenant not to redeem or purchase the Depositary Shares or Preferred Stock prior to the date that is 10 years after the original issue date of the Depositary Shares (or the earlier termination of the Replacement Capital Covenant as described below), except in either case to the extent:

•	we have obtained the prior approval of the Federal Reserve, if such approval is then required by the Federal Reserve, and

•	the total redemption or purchase price is equal to or less than the sum, as of the date of redemption or repurchase, of

•	133.33% of the aggregate amount of

•	net cash proceeds we or our subsidiaries have received from the issuance and sale of common stock and rights to acquire common stock of National City and

•	the market value of common stock of National City that we or our subsidiaries have delivered (1) in connection with the conversion or exchange of any securities of National City or any subsidiary for which neither we nor any subsidiary have received previous equity credit from a nationally recognized statistical rating organization or (2) as consideration for property or assets in an arm’s length transaction, plus

•	100% of the aggregate net cash proceeds we or our subsidiaries have received from the issuance of certain other specified securities that have equity-like characteristics that satisfy the requirements of the Replacement Capital Covenant and are the same as, or more equity-like than, the applicable characteristics of the Preferred Stock at that time, in each case during the 180 days prior to the date of such purchase or the date we give notice of such redemption.

Our ability to raise proceeds from qualifying securities during the 180 days prior to a proposed redemption or repurchase will depend on, among other things, market conditions at such times as well as the acceptability to prospective investors of the terms of such qualifying securities.

Our covenants in the Replacement Capital Covenant run in favor of and intended to be enforceable by persons that buy, hold or sell our indebtedness during the period that such indebtedness is “Covered Debt”, which is currently comprised of our 6.875% subordinated notes due 2019, which have CUSIP No. 635405AMS. Other debt will replace our Covered Debt under the Replacement Capital Covenant on the earliest to occur of:

•	the date two years prior to the maturity of the existing Covered Debt;

•	the date of a redemption or repurchase of the existing Covered Debt in an amount such that the outstanding principal amount of the existing Covered Debt is or will become less than $100 million; or

•	if the existing Covered Debt is not eligible subordinated debt as defined in the Replacement Capital Covenant, the date on which we issue or assume a sufficient amount of long-term indebtedness for money borrowed that qualifies as eligible subordinated debt.

We may amend or supplement the Replacement Capital Covenant with the consent of the holders of a majority in principal amount of the debt that at the time of the amendment or supplement is the Covered Debt, provided that no such consent shall be required if:

•	the effect of such amendment or supplement is solely to impose additional restrictions on the ability of National City or any of its subsidiaries to redeem or purchase any securities covered thereby in any circumstance,

•	such amendment or supplement is not materially adverse to the holders of the then-effective series of Covered Debt, and an officer of National City has delivered to the holders of the then-effective series of Covered Debt a written certificate stating that, in his or her determination, such amendment or supplement is not adverse to the holders of the then-effective series of Covered Debt,

•	the effect of such amendment or supplement is solely to impose additional restrictions on, or eliminate certain of, the types of securities qualifying as replacement capital securities (other than the securities covered by the fourth bullet point below), and an officer of National City has delivered to the holders of the then effective series of Covered Debt a written certificate to that effect,

•	such amendment or supplement eliminates common stock or rights to acquire common stock, debt exchangeable for common stock, rights to acquire common stock and/or mandatorily convertible preferred stock as replacement capital securities if, after the date of the Replacement Capital Covenant, an accounting standard or interpretive guidance of an existing accounting standard issued by an organization or regulator that has responsibility for establishing or interpreting accounting standards in the United States followed by us becomes effective such that there is more than an insubstantial risk that failure to eliminate common stock, debt exchangeable for common stock, rights to acquire common stock and/or mandatorily convertible preferred stock as replacement capital securities would result in a reduction in our earnings per share as calculated in accordance with generally accepted accounting principles in the United States, or

•	the effect of such amendment or supplement is to postpone the termination of the Replacement Capital Covenant.

For this purpose, an amendment or supplement that adds new types of specified securities that have equity-like characteristics that satisfy the requirements of the Replacement Capital Covenant or modifies the requirements of such specified securities will not be deemed materially adverse to the holders of the then-effective series of Covered Debt if, following such amendment or supplement, the Replacement Capital Covenant would satisfy the criteria set forth in the Replacement Capital Covenant for a replacement capital covenant that is required in connection with the issuance of certain types of securities specified in the Replacement Capital Covenant.

The Replacement Capital Covenant may be terminated if the holders of at least a majority in principal amount of the Covered Debt so agree, or if we no longer have outstanding any long-term indebtedness that qualifies as Covered Debt, without regard to whether such indebtedness is rated by a nationally recognized statistical rating organization.

In addition, under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock currently is subject to prior approval of the Federal Reserve.

Subject to the limitations described above and the terms of any outstanding debt instruments, and any preferred stock ranking senior to the Preferred Stock, we or our affiliates may from time to time redeem the Preferred Stock or repurchase any outstanding Depositary Shares by tender, in the open market or by private agreement.

BOOK-ENTRY SYSTEM

The Depository Trust Company, which we refer to along with its successors in this capacity as “DTC”, will act as securities depositary for all of the Depositary Shares. We will issue the Depositary Shares only as fully-registered securities registered in the name of Cede & Co., DTC’s nominee. We will issue and deposit with DTC one or more fully-registered global certificates for the Depositary Shares representing, in the aggregate, the total number of the Depositary Shares to be sold in the offering.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Depositary Shares or the Preferred Stock, so long as the corresponding securities are represented by global security certificates.

In a few special situations described below, a global security will be terminated and interest in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks and brokers to find out how to have their interests in global securities transferred on termination to their own names, so that they will be holders.

The special situations for termination of a global security representing the Depositary Shares are as follows:

•	if DTC is no longer willing or able to properly discharge its responsibilities with respect to the Depositary Shares and we are unable to locate a qualified successor; and

•	we at our option elect to terminate the book-entry system through DTC.

If a global security is terminated, only DTC, and not we or the depositary is responsible for deciding the names of the institutions in whose names the Depositary Shares represented by the global security will be registered and, therefore, who will be the holders of those Depositary Shares.

DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others, referred to as “indirect participants”, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of Depositary Shares within the DTC system must be made by or through direct participants, who will receive a credit for the Depositary Shares on DTC’s records. The ownership interest of each actual purchaser of each Depositary Share is in turn to be recorded on the direct and indirect participants’ records. DTC will not send written confirmation to beneficial owners of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owners purchased Depositary Shares. Transfers of ownership interests in the Depositary Shares are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Depositary Shares, unless the book-entry system for the Depositary Shares is discontinued.

DTC has no knowledge of the actual beneficial owners of the Depositary Shares. DTC’s records reflect only the identity of the direct participants to whose accounts the Depositary Shares are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners and the voting rights of direct and indirect participants and beneficial owners, subject to any statutory or regulatory requirements as are in effect from time to time, will be governed by arrangements among them.

The depositary will send redemption notices it receives from us to Cede & Co. as the registered holder of the Depositary Shares. If less than all of these Depositary Shares are redeemed, DTC’s current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Although voting on the Depositary Shares is limited to the holders of record of the Depositary Shares, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote on Depositary Shares. Under its usual procedures, DTC would mail an omnibus proxy to the depositary as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to direct participants for whose accounts the Depositary Shares are credited on the record date (identified in a listing attached to the omnibus proxy).

We will make distribution payments on the Preferred Stock, and the depositary will then make distribution payments on the Depositary Shares to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on the payment date. Standing instructions and customary practices will govern payments from participants to beneficial owners. Subject to any statutory or regulatory requirements, participants, and neither DTC nor we, will be responsible for the payment. The depositary and any paying agent will be responsible for payment of distributions to DTC. Direct and indirect participants are responsible for the disbursement of the payments to the beneficial owners.

DTC may discontinue providing its services as securities depositary on any of the Depositary Shares at any time by giving reasonable notice to us. If a successor securities depositary is not obtained, certificates for the Depositary Shares must be printed and delivered. We may at our option decide to discontinue the use of the system of book-entry transfers through DTC (or a successor depositary).

We have obtained the information in this section about DTC and DTC’s book-entry system from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

“Beneficial owner” refers to the ownership interest of each actual purchaser of each Depositary Share.

“Direct participants” refers to securities brokers and dealers, banks, trust companies, clearing corporations and other organizations who, with the New York Stock Exchange, Inc., the American Stock Exchange Inc., and the Financial Industry Regulatory Authority, own DTC. Purchases of Depositary Shares within the DTC system must be made by or through direct participants who will receive a credit for the Depositary Shares on DTC’s records.

“Indirect participants” refers to others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, and who also have access to the DTC system.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion sets forth a summary of U.S. federal income tax considerations of the acquisition, ownership and disposition of Depositary Shares. This discussion applies to holders who are beneficial owners of Depositary Shares who hold their Depositary Shares as capital assets for tax purposes. In addition, this summary does not address all aspects of taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under the U.S. federal income tax laws, including but not limited to:

•	dealers in securities,

•	traders in securities who elect to use a mark-to-market method of accounting for securities holdings,

•	tax-exempt organizations,

•	life insurance companies,

•	persons liable for alternative minimum tax,

•	persons who hold Depositary Shares as part of a straddle or a hedging or conversion transaction, or

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

This summary does not discuss any possible applicability of any U.S. state or local taxes, non-U.S. taxes or any U.S. federal tax other than the income tax, including but not limited to, the U.S. federal gift tax and estate tax. This discussion is based on the United States Internal Revenue Code of 1986 as amended (the “Code”), its legislative history, the United States federal income tax regulations proposed or promulgated under the Code (the “Treasury Regulations”), current administrative rulings and practice, and court decisions, all as currently in effect. These authorities are subject to change, possibly with retroactive effect. In addition, this section is based in part upon the representations of DTC and the assumptions that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. You are a U.S. holder if you are a beneficial owner of Depositary Shares for U.S. federal income tax purposes and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. holders.

If a partnership (including any entity or arrangement treated as a partnership for tax purposes) holds Depositary Shares, then the tax consequences to partners in such partnerships generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Depositary Shares, you should consult your own tax advisors.

The term “non-U.S. holder ” means any beneficial owner of a Depositary Share that is neither a U.S. holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes. A non-U.S. holder should review the discussion under the heading “— Non U.S. Holders” below for more information.

This summary of certain U.S. federal income tax considerations is for general information only and is not legal or tax advice. You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing Depositary Shares in your particular circumstances.

Treatment of Depositary Shares

In general, and taking into account the representations of DTC and the assumptions that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms, for United States federal income tax purposes, if you hold Depositary Shares, you will be treated as the owner of the Preferred Stock.

U.S. Holders

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes and as of the end of our taxable year, is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Depositary Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. Subject to applicable limitations that may vary depending on your individual circumstances, dividends we pay with respect to the Depositary Shares will be qualified dividend income.

Dividends in respect of the Depositary Shares generally are taxable to you when paid. Distributions in excess of current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Depositary Shares and thereafter as capital gain.

Dividends in respect of the Depositary Shares generally will be eligible for the 70% dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. To be eligible for this dividends received deduction, a corporation must hold the Depositary Shares for more than 45 days during the 91-day period that begins 45 days before the Preferred Stock becomes ex-dividend with respect to such dividend and must meet certain other requirements. Corporate holders should consider the effects of Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate shareholder that has incurred indebtedness that is “directly attributable” to an investment in portfolio stock such as preferred stock. Corporate holders should also consider the effect of Section 1059 of the Code, which, under certain circumstances (described below), requires you to reduce the basis of stock for purposes of calculating gain or loss in a subsequent disposition by the portion of any “extraordinary dividend” that is eligible for the dividend-received deduction. To the extent such portion of the extraordinary dividend exceeds your basis in the Depositary Shares, you will be required to treat that portion as gain from the sale of such Depositary Shares. You will be required to make this reduction in basis (or recognition of gain) if you have not held your Depositary Shares for more than two years before the earliest of the date the extraordinary dividend is declared, announced or agreed. An “extraordinary dividend” on preferred stock generally is a dividend that either (i) equals or exceeds 5% of the corporate shareholder’s adjusted tax basis in the preferred stock, treating all dividends having ex-dividend dates within an 85 day period as one dividend, or (ii) exceeds 20% of the corporate shareholder’s adjusted tax basis in the preferred stock, treating all dividends having ex-dividend dates within a 365 day period as one dividend. In determining whether a dividend paid on preferred stock is an extraordinary dividend, a corporate shareholder may elect to substitute the fair market value of the stock for its tax basis for purposes of applying these tests if the fair market value as of the day before the ex-dividend date is established to the satisfaction of the Secretary of the Treasury. An extraordinary dividend also includes any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of National City, regardless of the stockholder’s holding period and regardless of the size of the dividend.

Taxation of Capital Gain

If you are a U.S. holder and you sell or otherwise dispose of your Depositary Shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the value of the amount that you realize and your tax basis in Depositary Shares. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

Redemptions

A redemption of Depositary Shares for cash will be treated as a distribution taxable as a dividend unless an applicable exception applies, in which case it will be treated as a sale or exchange of the redeemed shares taxable as described under the caption “— Taxation of Capital Gain” above.

The redemption will be treated as a sale or exchange if, among other possibilities, it (1) results in a “complete termination” of a U.S. holder’s interest in our stock or (2) is not “essentially equivalent to a dividend” with respect to a U.S. holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, Depositary Shares considered to be owned by a U.S. holder by reason of certain constructive ownership rules, as well as shares actually owned by such holder, must generally be taken into account. If a particular U.S. holder of Depositary Shares does not own (actually or constructively) any additional stock, or owns only an insubstantial percentage of our outstanding stock, and does not participate in our control or management, a redemption of the Depositary Shares of such holder will generally qualify for sale or exchange treatment. However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular U.S. holder of the Depositary Shares depends upon the facts and circumstances at the time that the determination must be made, prospective U.S. holders of the Depositary Shares are advised to consult their own tax advisors regarding the tax treatment of a redemption. If a redemption of Depositary Shares is treated as a distribution, the entire amount received will be treated as a distribution and will be taxable as described under the caption “— Taxation of Dividends” above.

Non-U.S. Holders

Taxation of Dividends

If you are a non-U.S. holder of Depositary Shares, then to the extent that distributions on the Depositary Shares constitute a “dividend” for U.S. federal income tax purposes (see the discussion under the heading “— U.S. Holders — Taxation of Dividends” above), a non-U.S. holder generally will be subject to United States federal withholding tax at a gross rate of 30%, subject to any exemption or reduction under an applicable income tax treaty, unless the dividends are effectively connected with the non-U.S. holder’s conduct of a United States trade or business, as described below, or unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate or exemption in accordance with the Treasury Regulations.

If you are eligible for a reduced rate of or an exemption from United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

We may withhold 30% (or at such lower applicable rate) of either (1) the gross amount of the entire distribution, including the amount not constituting a dividend, once determined, or (2) the gross amount of the distribution that we project will constitute a dividend, in each case as provided for in the Treasury Regulations. If it is subsequently determined that the amount of tax withheld exceeds the amount of withholding tax applicable to the dividend portion of the distribution, then you may obtain a refund of any such excess amount, if you timely file a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment or fixed base that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at net rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” on your earnings and profits for the taxable year that are effectively connected to your conduct of a trade or business within the United States at a 30% gross rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gain

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Depositary Shares unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment or fixed base that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold Depositary Shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Depositary Shares or any class of our publicly traded stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” on your earnings and profits for the taxable year that are effectively connected to your conduct of a trade or business within the United States at a 30% gross rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Backup Withholding and Information Reporting

In general, if you are a noncorporate U.S. holder, we and other payors are required to report to the Internal Revenue Service all payments of dividends and other distributions in respect of your Depositary Shares. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds from the sale or redemption of your Depositary Shares. Additionally, backup withholding will apply to any payments if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of Depositary Shares effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of Depositary Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of Depositary Shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of Depositary Shares will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

National City Corporation and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the Depositary Shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the Depositary Shares offered hereby.

Goldman, Sachs & Co. is committed to take and pay for all of the Depositary Shares being offered, if any are taken, other than the Depositary Shares covered by the option described below unless and until this option is exercised.

If Goldman, Sachs & Co. sells more than           Depositary Shares, Goldman, Sachs & Co. has an option to buy up to an additional          Depositary Shares from National City. Goldman, Sachs & Co. may exercise that option for 30 days.

The following table shows the per share and total underwriting discounts and commissions to be paid to Goldman, Sachs & Co. by National City. Such amounts are shown assuming both no exercise and full exercise of Goldman, Sachs & Co.’s option to purchase           additional Depositary Shares.

Paid by National City

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

The Depositary Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Depositary Shares sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount from the initial public offering price of up to $      per Depositary Share; provided, however, that such concession for sales to certain institutions will not be in excess of $      per Depositary Share. Goldman, Sachs & Co. may allow, and such dealers may reallow, a concession not in excess of $      per Depositary Share to brokers and dealers. If all of the Depositary Shares are not sold at the initial public offering price, Goldman, Sachs & Co. may change the offering price and other selling terms.

We have agreed for a period from the date of this prospectus supplement continuing to and including the date 30 days after the date of this prospectus supplement or such earlier time as Goldman, Sachs & Co. may notify us, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any of our preferred stock or depositary shares that in the reasonable judgment of Goldman, Sachs & Co. are substantially similar to the Depositary Shares or the Preferred Stock, as the case may be, or any securities that are convertible into or exchangeable for or that represent the right to receive any such preferred stock or depositary shares, except with the prior written consent of Goldman, Sachs & Co.

The Depositary Shares are a new issue of securities with no established public trading market. We will apply to list the Depositary Shares on the New York Stock Exchange under the symbol “     ”. There can be no assurances that the Depositary Shares will be listed, and if so listed, the listing does not assure that a trading market for the Depositary Shares will develop. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the Depositary Shares but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Depositary Shares.

If the application for listing of the Depositary Shares is approved, we expect trading of the Depositary Shares on the New York Stock Exchange to begin within the 30-day period after the original issue date. In order to meet one of the requirements for listing the Depositary Shares on the New York Stock Exchange, Goldman, Sachs & Co. has undertaken to sell lots of 100 or more Depositary Shares to a minimum of 100 beneficial owners.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell the Depositary Shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of Depositary Shares than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases of Depositary Shares made for the purpose of preventing or retarding a decline in the market price of the Depositary Shares while the offering is in process.

These activities by Goldman, Sachs & Co., as well as other purchases by Goldman, Sachs & Co. for its own account, may stabilize, maintain or otherwise affect the market price of the Depositary Shares. As a result, the price of the Depositary Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

It is expected that delivery of the Depositary Shares will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Depositary Shares on any date prior to the third business day before delivery will be required, by virtue of the fact that the Depositary Shares initially will settle on the fifth business day following the day of pricing (“T+5”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each a “Relevant Member State”, Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date”, it has not made and will not make an offer of Depositary Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Depositary Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Depositary Shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances that do not require the publication by National City of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Depositary Shares to the public” in relation to any Depositary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Depositary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Depositary Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means

Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended), or “FSMA” ) received by it in connection with the issue or sale of Depositary Shares in circumstances in which Section 21(1) of the FSMA does not apply to National City; and

(b) it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the Depositary Shares in, from or otherwise involving the United Kingdom.

The Depositary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Depositary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Depositary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Depositary Shares may not be circulated or distributed, nor may the Depositary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA”, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Depositary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Depositary Shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The Depositary Shares have not been and will not be registered under the Securities and Exchange Law of Japan, or the “Securities and Exchange Law”, and Goldman, Sachs & Co. has agreed that it will not offer or sell any Depositary Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

National City estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $     .

National City has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act.

Goldman, Sachs & Co. and its affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to National City, for which they have in the past received, and may in the future receive, customary fees and expenses. Goldman, Sachs & Co. is also acting as the underwriter for National City’s contemporaneous offering of $1,250,000,000 of 4.0% Convertible Senior Notes due 2011 (or $1,437,500,000 if Goldman, Sachs & Co. exercises its option to purchase additional Convertible Notes in full), and of $400,000,000 of Normal APEX (or $460,000,000 if Goldman, Sachs & Co. exercises its option to purchase additional Normal APEX in full), each being offered by a separate prospectus supplement.

Goldman, Sachs & Co., which is the underwriter of this offering, also has been engaged by National City to act as its capital advisor.

National City’s affiliates may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of the Depositary Shares and the Preferred Stock in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF SECURITIES

The validity of the Depositary Shares and the Preferred Stock will be passed upon for us by the National City Law Department and Jones Day, New York, New York. The validity of the Depositary Shares and the Preferred Stock will be passed upon for Goldman, Sachs & Co. by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of National City appearing in National City’s Annual Report (Form 10-K) for the year ended December 31, 2006, and National City management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Senior Debt Securities
Subordinated Debt Securities
Junior Subordinated Debt Securities
Preferred Stock
Depositary Shares
Common Stock
Purchase Contracts
Units
Warrants
Guarantees

NATIONAL CITY PREFERRED CAPITAL TRUST I
NATIONAL CITY PREFERRED CAPITAL TRUST II
NATIONAL CITY PREFERRED CAPITAL TRUST III

Normal Securities
Stripped Securities
Capital Securities

Fully and unconditionally guaranteed by National City Corporation as described in its applicable prospectus supplement

The securities listed above may be offered and sold by us and/or the Trusts, and/or may be offered and sold from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement and a pricing supplement, if any.

The common stock of National City Corporation is traded on the New York Stock Exchange under the symbol “NCC”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense in the United States.

These securities are unsecured and are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus is dated January 18, 2008.

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we and the Trusts filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, senior debt securities, subordinated debt securities, junior subordinated debt securities, preferred stock, depositary shares representing interests in preferred stock, common stock, purchase contracts, units and warrants, in one or more offerings. The Trusts may sell normal securities, stripped securities and capital securities representing undivided beneficial interests in the Trusts, which may be guaranteed by National City, to the public.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC website or at the SEC office mentioned under the heading “Where You Can Find More Information.”

Unless the context requires otherwise, references to (1) “National City Corporation”, “National City”, the “Company”, “we”, “our”, “ours” and “us” are to National City Corporation and its subsidiaries, and (2) the “Trusts” are to National City Preferred Capital Trust I, National City Preferred Capital Trust II and National City Preferred Capital Trust III, each of which is a Delaware statutory trust.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we or any underwriters sell all of the securities (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2007; June 30, 2007 and September 30, 2007;

•	Current Reports on Form 8-K filed on January 3, 2007, January 8, 2007, January 23, 2007, January 25, 2007, February 6, 2007, March 2, 2007, March 23, 2007, April 24, 2007, May 1, 2007, May 25, 2007, July 25, 2007, August 16, 2007, August 30, 2007, September 4, 2007, September 6, 2007, October 26, 2007, November 21, 2007, December 7, 2007 and December 18, 2007; and

•	The description of our common stock, which is registered under Section 12 of the Securities Exchange Act, in our Form 8-A filed with the SEC on October 3, 1988, including any subsequently filed amendments and reports updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114
Attn: Investor Relations Department
(800) 622-4204

1

The Trusts have no separate financial statements. The statements would not be material to holders of the normal, stripped or capital securities because the Trusts have no independent operations.

Unless otherwise indicated, currency amounts in this prospectus and in any applicable prospectus supplement are stated in U.S. dollars.

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by the National City Law Department and by Jones Day, New York, New York, our counsel. Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel for the Trusts, will pass on certain legal matters for the Trusts. The National City Law Department and Jones Day will rely on the opinion of Richards, Layton & Finger, P.A., Wilmington, Delaware as to matters of Delaware law regarding the Trusts. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements of National City appearing in National City’s Annual Report (Form 10-K) for the year ended December 31, 2006, and National City management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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Depositary Shares

National City Corporation

Each Representing 1/4,000th Interest in a Share of
    % Fixed-to-Floating Rate
Non-Cumulative Preferred Stock, Series F

Goldman, Sachs & Co.